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BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP
333 WEST WACKER DRIVE, SUITE 2700
CHICAGO, ILLINOIS 60606

Sarah M. Bernstein (312) 984-3226 Voice Mail Ext. 4226 sarah.bernstein@bfkpn.com	Telephone (312) 984-3100 Facsimile (312) 984-3220

May 26, 2006

VIA FACSIMILE AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3628
Washington, D.C. 20549
Attention: Jennifer Hardy, Legal Branch Chief

RE:	Badger State Ethanol, LLC Schedule 13E-3 Filed March 28, 2006 File No. 005-81699 Preliminary Proxy Statement on Schedule 14A Filed March 28, 2006 File No. 333-50568

Ladies and Gentlemen:

        Badger State Ethanol, LLC (the "Company") has today filed Amendment No. 1 to the Schedule 13E-3 and an amended Preliminary Proxy Statement on Schedule 14A. These amendments set forth the responses to the comments of the Staff contained in a letter, dated April 21, 2006, relating to the above-referenced filings.

        Two copies of the amended filings, and two copies that are marked to show changes from the filings made on March 28, 2006, are enclosed for your convenience.

        Set forth below are the comments of the Staff contained in the Staff's letter and immediately below each comment is the response with respect thereto. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the clean copies of the amended Preliminary Proxy Statement included with this letter.

Schedule 13E-3

General

1.
We note that you are purporting to create two classes of securities out of what is currently a single class of securities for the sole purpose of taking your company private. Please provide us a formal opinion of counsel that the class A units and the class A-1 units are separate classes of securities under state law.

  In addition, in your response letter, please provide us with your legal analysis as to why the class A units and the class A-1 units are separate classes of securities for purposes of determining whether you are eligible to suspend your disclosure and reporting obligations under Section 15 of the Exchange Act. Your response should provide counsel's legal analysis as to why the class A units and the class A-1 units are in fact separate classes under state law. Your response should also include a detailed discussion and comparison of each feature of the class A units and the class A-1 units and why the rights of the class A units and the class A-1 units support the opinion of counsel. Finally, your response should also include a discussion as to why the class A-1 units will not succeed to the Exchange Act obligations of the class A units, as it appears that you will still have more than 300 equity holders of record. Please address this last factor clearly by providing disclosure on the cover page.

  1.
  We have enclosed for your review a draft of our legal opinion, as Company's counsel with respect to the Rule 13e-3 reclassification transaction described in the Preliminary Proxy Statement, that the Company's Class A Member Units and the Company's Class A-1 Member Units are separate classes of securities under state law.

    We believe that the Class A Member Units and the Class A-1 Member Units constitute two separate classes of securities under state law and also for purposes of determining whether the Company is eligible to suspend its disclosure and reporting obligations under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's obligation to file reports arose under Section 15 of the Exchange Act, and this obligation relates only to its existing class of membership units, the Class A Member Units. As disclosed in the Preliminary Proxy Statement, the Company has proposed the reclassification of its Class A Member Units in order to terminate its reporting obligations by effecting a "Rule 13e-3 transaction" as defined in the Exchange Act. We note that Rule 13e-3(a)(3)(i)(C) expressly defines a Rule 13e-3 transaction to include "a solicitation subject to Regulation 14A of any proxy... of any equity security holder by the issuer of the class of securities... in connection with: a... reclassification." In addition, Rule 13e-3(a)(3)(ii)(A) defines a Rule 13e-3 transaction as a transaction that causes "any class of equity securities of the issuer which is subject to... Section 15(d) of the [Exchange] Act to be held of record by less than 300 persons." Therefore, as counsel to the Company, it is our conclusion that a reclassification that results in the Class A Member Units, which are the only equity securities of the Company that are subject to Section 15(d) of the Exchange Act, being held of record by less than 300 persons, is a transaction that is clearly contemplated by Rule 13e-3 that enables the Company to suspend its disclosure and reporting obligations.

    In evaluating whether the reclassification will create two distinct classes of equity securities for purposes of Section 15 of the Exchange Act, we note that Section 15(d) provides that "the term "class' should be construed to include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges" (emphasis added). There are several characteristics of—or rights and privileges associated with—equity securities that, most often, are used to delineate classes of securities, which include voting rights, restrictions on transfer and ownership limitations and thresholds1. For example, Section 180.1104 of the Wisconsin Limited Liability Company Act, as amended (the "LLC Act"), to which the Company is subject, provides that "[a]n operating agreement may establish... classes of... limited liability company interests that have separate or different preferences, limitations, rights or duties with respect to profits, loans, distributions, voting, property or other incidents associated with the limited liability company." Therefore, it is contemplated under the LLC Act that limited liability company interests that have different

2

    rights and/or limitations with respect to voting and other indicia of company ownership will constitute different "classes" of equity interests under Wisconsin state law.

    In looking at the terms of the Class A Member Units as compared to the Class A-1 Member Units, it is our and the Company's belief that these two classes of units are not of "substantially similar character," such that the holders of each class do not "enjoy substantially similar rights and privileges," thereby constituting separate classes under the meaning of Section 15(d) of the Exchange Act. Similarly, the Class A Member Units and the Class A-1 Member Units have different "preferences, limitations, rights [and] duties" with respect to voting and other indicia of ownership of the Company, such as transferability, thereby making them separate classes under Wisconsin state law. In furtherance of these conclusions, and pursuant to your request, the following is a detailed discussion and comparison of the features of the Class A Member Units and the Class A-1 Member Units in the proposed Third Amended and Restated Operating Agreement. Section references are to sections of the Third Amended and Restated Operating Agreement. We note that the terms of the Class A Member Units and the Class A-1 Member Units are described in detail on pages 44-51 of the Preliminary Proxy Statement.

These characteristics of securities are derived from state law and the features identified by the U.S. Supreme Court; see, for example, Landreth Timber Co. v. Landreth, 471 U.S. 681, 686 (identifying the features of common stock as (a) dividend/profit sharing rights, (b) negotiability/transferability, (c) ability to pledge, (d) voting rights and (e) appreciation rights).

	Class A Member Units	Class A-1 Member Units
Voting Rights	Holders of Class A Member Units are entitled to vote on all matters that require the consent of the Company's members, including for the election of directors. (Section 6.2(a))	Holders of Class A-1 Member Units will not have any voting rights, except with respect to proposals relating to the consolidation, merger or dissolution of the Company. (Section 6.2(b))
Transferability	The transfer of the Class A Member Units is restricted. Class A Member Units may not be transferred, except for:	Class A-1 Member Units may be transferred without approval of a majority of the Company's board of directors, except in two limited circumstances:
	• Transfers to any member or any affiliate of either another member or of the transferring member (Section 10.2(a)); or	•
The board believes that a transfer would result in the Class A-1 member units being held by 500 or more record holders or another number that would otherwise result in the Company's obligation to register the Class A-1 Member Units under Section 12(g) of the Act (Section 10.4(e)); or
	• Transfers approved by a majority of the Company's board of directors. (Section 10.3)	• The transfer would change certain tax treatment of the Company. (Section 10.4(b))

The board was expressly given authority to disallow a transfer of Class A Member Units if the transfer would result in 300 or more Class A unit holders of record or such other number as required to maintain the suspension of the Company's duties to file reports with the SEC. (Section 10.3(h))
Concentration Limit	Holders are subject to a "Class A concentration limit," which restricts holders to the acquisition of 2,000 Class A Member Units. (Section 2.2)	There is no limit on the number of Class A-1 Member Units that may be purchased and held by any holder of record of Class A-1 Member Units.
Minimum Ownership Requirements	Holders of Class A Member Units must hold at least 10 Class A Member Units. (Section 2.2)
Holders of Class A-1 Member Units must hold at least 5 Class A-1 Member Units, except that persons receiving fewer than 5 Class A-1 Member Units in the reclassification may continue to hold those units without violating the minimum ownership requirement. (Section 2.2)

Director Nominations	Holders of Class A Member Units may make nominations for director positions. (Section 5.1(e))	Holders of Class A-1 Member Units are not entitled to make director nominations.
Removal of Directors	Holders of Class A Member Units may remove directors, with or without cause. (Sectionm 6.3(e))	Holders of Class A-1 Member Units may not remove directors.
Calling Special Meetings	Holders of 25% or more of the Class A Units may demand a special meeting of the members. (Section 6.3(a))	Holders of Class A-1 Member Units do not have rights to demand a special meeting of members.
Amendments to the Operating Agreement	Holders of Class A Member Units may amend the Company's operating agreement. (Section 9.1)	Holders of Class A-1 Member Units do not have amendment rights.
Sharing of Profits and Losses	Holders of both the Class A Member Units and the Class A-1 Member Units are entitled to share in the profits and losses of the Company on a pro rata basis. (Section 3)	Holders of both the Class A Member Units and the Class A-1 Member Units are entitled to share in the profits and losses of the Company on a pro rata basis. (Section 3)
Distributions
Holders of both Class A Member Units and Class A-1 Members are entitled to receive distributions on a pro rata basis of Company cash and property as and when declared by the Company's board of directors.
(Section 4)
Holders of both Class A Member Units and Class A-1 Member Units are entitled to receive distributions on a pro rata basis of Company cash and property as and when declared by the Company's board of directors. (Section 4)
Dissolution	Holders of both Class A Member Units and Class A-1 Member Units are entitled to participate pro rata in the distribution of assets upon the Company's dissolution. (Section 12.2(c))	Holders of both Class A Member Units and Class A-1 Member Units are entitled to participate pro rata in the distribution of assets upon the Company's dissolution. (Section 12.2(c))
Information Rights
Holders of both Class A Member Units and Class A-1 Members Units are entitled to receive financial reports and to access and copy certain information concerning the Company's business. (Sections 8.2 and 8.4)
Holders of both Class A Member Units and Class A-1 Member Units are entitled to receive financial reports and to access and copy certain information concerning the Company's business. (Sections 8.2 and 8.4)

      Although the Class A Member Units and the Class A-1 Member Units share a number of rights, privileges and preferences, we believe based on the description above that the different voting rights, rights with respect to the nomination, election and removal of directors, amendment rights and transfer limitations and ownership requirements result in different classes of securities as described in Section 180.1104 of the LLC Act, and also result in equity interests that are not "substantially similar" for purposes of Section 15(d).

      Finally, the Class A-1 Member Units will not succeed to the reporting obligations of the Class A Member Units. As stated above, the Company has reporting obligations with respect to the Class A Member Units under Section 15(d). These reporting obligations were created in connection with the Company's filing of a Registration Statement on Form SB-2 with respect to the Class A Member Units, which went effective on April 24, 2001 (the "Registration Statement"). Section 15 of the Exchange Act provides for the suspension of the duty to file reports if "the securities of each class to which the registration statement relates are held of record by less than 300 persons" (emphasis added). The Registration Statement did not relate to the Class A-1 Member Units, which will not be created until authorized by the vote of the Company's equity holders as provided in the Filings. As discussed above, the Class A-1 Member Units are a separate class of securities under the meaning of Section 15(d), and, therefore, the fact that they will be held of record by more than 300 persons does not prevent the Company from suspending its reporting obligations with respect to the Class A Member Units in accordance with Section 15(d). We have advised the Company that if either (a) the number of holders of record of the Class A Member Units again goes above 300, or (b) the number of holders of record of the Class A-1 Member Units increases to above 500 persons, the Company will again be subject to reporting requirements, in accordance with Section 12(g) of the Exchange Act, and the Company has indicated that it intends to monitor its member records with this in mind.

      Please see the cover page of the Preliminary Proxy Statement for the disclosure you requested.

2.
Rule 13e-3 under the Exchange Act provides that each affiliate engaged in a going private transaction must file a Schedule 13E-3 and furnish the required disclosures. Please advise us as to why you believe that your officers and directors are not affiliates who are engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000.

2.
Each of the directors and executive officers of the Company have been included as a filing party on the Schedule 13E-3. Please see the cover page and pages 3-7, and 12 of the Schedule 13E-3 and pages 29-32 and 38 of the Preliminary Proxy Statement.

Item 9. Reports. Opinions. Appraisals and Negotiations. page 8

3.
We note the two cross references to your proxy statement. However, it does not appear that you have included disclosure in your proxy statement regarding any reports, opinions or appraisals, as described in Item 1015(a) of Regulation M-A. Please clarify.

3.
The Schedule 13E-3 has been revised in accordance with your comments. Please see page 9 of the Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

General

4.
Rule l4a-4(a)(3) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov). The disclosure in the proxy statement should also be revised to address the matters separately.

4.
The Proxy Card and the Preliminary Proxy Statement have been revised in accordance with your comments. See the Proxy Card, the Notice of Special Meeting of Members and pages 1-3, 5, 9-10, 15, 44-45 and 51-54 of the Preliminary Proxy Statement.

5.
On the cover page of your proxy statement and in other prominent parts of your proxy statement, including the "Summary Term Sheet" section and the "Effects of the Reclassification on New Class A-1 Unit Holders" section, please disclose that security holders will receive no consideration for the units and will lose the benefits of holding Section 15 registered securities. This new disclosure should include a brief discussion of the consequences of holding unregistered securities.

5.
The Preliminary Proxy Statement has been revised in accordance with your comments. See the cover page and pages 1, 2, 7 and 37 of the Preliminary Proxy Statement.

6.
On the cover page of your proxy statement, please disclose the following:
•
The fact that dissenters' rights are not available to your security holders in connection with the Rule 13e-3 transaction.

•
The facts that your security holders who receive the class A-1 units will not have voting rights, except under very limited circumstances.

6.
The Preliminary Proxy Statement has been revised in accordance with your comments. See the cover page of the Preliminary Proxy Statement.

7.
We note that your meeting date is not currently scheduled. Please confirm to us that you will comply with the requirements of Rule 13e-3(f) under the Exchange Act and Note D.3 to Schedule 14A.

7.
The Company will comply with the requirements of Rule 13e-3(f) and Note D.3 to Schedule 14A.

Summary Term Sheet, page 1

8.
Items 1013 and 1014(a) of Regulation M-A require filing persons on a Schedule 13E-3 to state the purposes, alternatives, reasons and effects of the going-private transaction and a belief as to the fairness of the proposed Rule 13e-3 transaction to unaffiliated security holders. The disclosure throughout your proxy statement only discusses these matters with respect to the "reclassification." Please revise the disclosure and related headings throughout your proxy statement to provide the purposes, alternatives, reasons and effects of the Rule 13e-3 transaction and your board's finding of the fairness of the Rule 13e-3 transaction, not limited to the reclassification.

8.
The Preliminary Proxy Statement has been revised throughout in accordance with your comment.

Effects of the Reclassification, page 6

9.
Please revise to discuss the rights that will be lost by your security holders who receive the class A-1 units. Please also include a discussion of the potential lost value of the class A-1 units resulting from these lost rights and the fact that the units will be unregistered securities.

9.
The Preliminary Proxy Statement has been revised in accordance with your comments. See pages 7 and 37 of the Preliminary Proxy Statement.

Badger State's Reasons for the Reclassification. page 19

10.
We note that you believe the Rule 13e-3 transaction will enable you to reduce the costs relating to your public disclosure and reporting requirements. We also note that you intend to continue delivering financial information to your security holders. Please explain in greater detail why you expect to realize savings when you plan to continue delivering this information to security holders.

10.
The Preliminary Proxy Statement has been revised in accordance with your comments. See pages 22-23 of the Preliminary Proxy Statement.

11.
We note the disclosure in the fourth paragraph regarding the lack of liquidity for the class A units. It appears that part of the reason for this problem has been the transfer restrictions contained in the existing operating agreement. We also note that you have determined to relax the transfer restrictions for the class A-1 units. Thus, it appears that part of the reason for the liquidity problem was within your control. Since part of the reason that you did not receive the benefits of being a publicly held company is due to your actions, please clarify your reasons for the Rule 13e-3 transaction. We also note that the Rule 13e-3 transaction will result in greater transfer restrictions since your securities will no longer be registered.

11.
The Preliminary Proxy Statement has been revised in accordance with your comments. See page 23 of the Preliminary Proxy Statement.

12.
We note the disclosure in the bullet points beginning on page 21. We have the following comments:

•
With respect to the cash-out alternative, please discuss whether the board considered the fair value of the units and the potential benefit of liquidity to unaffiliated security holders.

•
You state in the third bullet point that a cash-out merger may not offer all security holders an opportunity to retain an equity interest in the company. We note that, similarly to the Rule 13e-3 transaction, security holders could retain such an equity interest by consolidating separate accounts or by acquiring sufficient shares to exceed the 20 unit threshold. Please revise and explain whether and how this factor weighted in the board's consideration of this alternative.

12.
The Preliminary Proxy Statement has been revised in accordance with your comments. See page 25 of the Preliminary Proxy Statement.

Badger State's Position as to the Fairness of the Reclassification, page 22

13.
We note that you did not consider the liquidation value of the assets, the current or historical market price of the class A units, your net book value or your going concern value. Please revise to provide a materially complete explanation of the reasons why the board believes that the exchange of units is substantively fair in light of the different rights associated with the two classes of units. This revised disclosure should be detailed and specifically address the rights associated with the class A-1 units.

13.
The Preliminary Proxy Statement has been revised in accordance with your comments. See pages 30-31 of the Preliminary Proxy Statement.

14.
We note the disclosure in the last paragraph on page 26. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. To the extent the Board did not consider one or more of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer Nos. 20 and 21 of Exchange Act Release No. 34-17719. Please expand your disclosure to explain in greater detail why the board did not consider these factors relevant.

14.
The Preliminary Proxy Statement has been revised in accordance with your comments. See pages 30-31 of the Preliminary Proxy Statement.

15.
We note that you believe the Rule 13e-3 transaction is procedurally fair despite the absence of unaffiliated security holder approval and an unaffiliated security holder representative. Explain how the board was able to determine procedural fairness under these circumstances, especially in light of the different interests among the members of the board, holders of class A units, and holders of class A-1 units.

15.
The Preliminary Proxy Statement has been revised in accordance with your comments. See pages 29-31 of the Preliminary Proxy Statement.

16.
We note your disclosure under the headings "Substantive Fairness" on page 23 and "Procedural Fairness" on page 25 regarding the ability of a security holder owning less than 20 units to purchase additional units to avoid having the units reclassified. Please describe in greater detail the difficulty holders of less than 20 units would have in obtaining the additional units, especially in light of the absence of a trading market in your securities. In addition, please expand your fairness discussion to explain how the absence of a trading market impacted the board's fairness determination. Similarly, please address what steps, if any, the holder of greater than 20 units who would prefer to hold class A-1 units should take in order to ensure such treatment.

16.
We have revised the Preliminary Proxy Statement in accordance with your first comment on page 28. We have revised the Preliminary Proxy Statement in accordance with your second comment on pages 30-31. We believe the Preliminary Proxy Statement currently includes information which addresses your third comment. This information is located in the third bullet point under the heading "Substantive Fairness," on page 26.

17.
Refer to the second bullet point under the "Procedural Fairness" subheading. Please delete the statement that "the board was able to adequately balance the competing interests of the continuing Class A unit holders and the new Class A- 1 unit holders in accordance with their fiduciary duties." In addition to assuming, in part, the conclusion the board was attempting to reach, this statement represents a legal conclusion the board is not qualified to make.

17.
The Preliminary Proxy Statement has been revised in response to your comments. See page 29 of the Preliminary Proxy Statement.

18.
Refer to the third bullet point under the "Procedural Fairness" subheading. Please expand your disclosure to explain the legal advice that board obtained related to the fairness discussion required by Item 1014 of Regulation M-A.

18.
The Preliminary Proxy Statement has been revised in accordance with your comments. See page 29 of the Preliminary Proxy Statement.

19.
We note the disclosure in the last sentence of the third full paragraph on page 26 that the board believes it will be treated identically to unaffiliated unit holders in the Rule 13e-3 transaction. However, it does not appear that the board members will be treated the same, as no member of the board who holds class A units will receive class A-1 units in the Rule 13e-3 transaction. Please revise to clarify.

19.
The Preliminary Proxy Statement has been revised in accordance with your comments. See pages 29 and 30 of the Preliminary Proxy Statement.

20.
Please explain what you mean by the statement in the fourth sentence of the last paragraph on page 26. In this regard, how did the board determine these rights are "balanced"? For example, why is the loss of the right to vote deemed to be the equivalent of having better transfer rights, especially in light of the fact that there will be no public market for your securities?

20.
The Preliminary Proxy Statement has been revised in accordance with your comments. See pages 30-31 of the Preliminary Proxy Statement.

21.
We note the disclosure in the last paragraph of this section that you have not made any provision to grant unaffiliated security holders access to company files, except as provided under Wisconsin law and your operating agreement. Please revise to describe the provisions of Wisconsin law and your operating agreement, how the board considered them, if at all, and how such conditions will affect security holders' access to these materials.

21.
The Preliminary Proxy Statement has been revised in accordance with your comments. See page 31 of the Preliminary Proxy Statement.

Effect on Trading of Class A Member Units. page 30

22.
We note the disclosure in the last sentence. Please revise to describe in greater detail how agstock.com operates and how your security holders will be able to use its services following the suspension of your Exchange Act obligations.

22.
The Preliminary Proxy Statement has been revised in accordance with your comments. See page 35 of the Preliminary Proxy Statement.

Effects of the Reclassification on Unit Holders of Badger State. page 31

23.
The disclosure in this section is conclusory. Please revise to describe in greater detail the benefits and detriments of the Rule 13e-3 transaction. See Instructions 1 and 2 to Item 1013 of Regulation M-A.

23.
The Preliminary Proxy Statement has been revised in accordance with your comments. See pages 36-39 of the Preliminary Proxy Statement.

24.
We note the effect discussed in the fourth bullet point in the "Positive Effects" section on page 31. Please provide us supplementally with support for including this factor as an effect of the Rule 13e-3 transaction with respect to the security holders that will receive class A-1 units. In this regard, we note that these security holders currently hold units that are able to realize that same future value. If you elect to continue include this factor, please disclose the fact that security holders are able to realize that same future value today.

24.
The Preliminary Proxy Statement has been revised in accordance with your comments. See page 37 of the Preliminary Proxy Statement.

Description of Proposed Other Changes in the Third Amended and Restated.... page 37

25.
We note the disclosure in the second bullet point regarding your 10% ownership limitation. Please briefly explain this limitation, rather than refer to the existing operating agreement.

25.
The Preliminary Proxy Statement has been revised in accordance with your comments. See page 44 of the Preliminary Proxy Statement.

Modification to Class A Member Units in the Third Amended.... page 41

26.
We note the disclosure in the third paragraph regarding the approval rights that have been removed, please revise to list each right in a bullet point.

26.
The Preliminary Proxy Statement has been revised in accordance with your comments. See page 49 of the Preliminary Proxy Statement.

Selected Historical Financial Data. page 45

27.
Please delete the statement in the third sentence that the "financial information that follows is qualified in its entirety by reference...." It is your responsibility to summarize accurately and your security holders are entitled to rely solely on the disclosure in your proxy statement. Please revise accordingly.

27.
The Preliminary Proxy Statement has been revised in accordance with your comments. See page 56 of the Preliminary Proxy Statement.

Agreements Involving Badger State's Securities. page 51

28.
Please revise to briefly disclose the agreements, rather than refer security holders to the existing operating agreement.

  28.
  The Preliminary Proxy Statement has been revised to more clearly reflect the intent of this disclosure, which was to note that besides the Second Amended and Restated Operating Agreement, there are no other agreements involving the Company's securities. See page 62 of the Preliminary Proxy Statement.

Reports. Opinions. Appraisals and Negotiations, page 51

29.
We note the statement "other than as disclosed in the proxy statement." It does not appear that you have included in your proxy statement disclosure regarding any reports, opinions or appraisals. Please clarify this statement.

29.
The Preliminary Proxy Statement has been revised in accordance with your comments. See page 62 of the Preliminary Proxy Statement.

Forward Looking Statements, page 51

30.
Please delete the statement in the second paragraph regarding security holder reliance on forward-looking statements, as this statement suggests you do not have responsibility under the federal securities laws for all of the information contained in your proxy statement.

30.
The Preliminary Proxy Statement has been revised in accordance with your comments. See page 62 of the Preliminary Proxy Statement.

Information Incorporated by Reference. page 52

31.
The disclosure in the first paragraph indicates that you will be incorporating by reference only from your annual report. However, the disclosure in the second sentence of the second paragraph indicates that you will be incorporating from additional sources. Please revise accordingly.

31.
The Preliminary Proxy Statement has been revised in accordance with your comments. See page 63 of the Preliminary Proxy Statement.

        A statement from the Company acknowledging responsibility for the accuracy and adequacy of the disclosure is enclosed with this letter.

        Please do not hesitate to call Dennis R. Wendte at (312) 984-3188 or me at (312) 984-3226 if you have any further questions or if we can be of further assistance.

Sincerely,
/s/ Sarah M. Bernstein
Sarah M. Bernstein

SMB/bgx
Enclosures

cc:	Mr. Gary L. Kramer Dennis R. Wendte, Esq.

BADGER STATE ETHANOL, LLC
820 West 17th Street
Monroe, Wisconsin 53566
(608) 329-3900

May 26, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4-8
Washington, D.C. 20549-0408
Attention: Jennifer Hardy, Legal Branch

RE:	Badger State Ethanol, LLC Schedule 13E-3, File No. 005-81699 Preliminary Proxy Statement on Schedule 14A, File No. 333-50568 Filed March 28, 2006

Ladies and Gentlemen:

        In accordance with the comments of the staff contained in a letter, dated April 21, 2006, relating to the above-referenced filings (the "Filings"), the undersigned officer of Badger State Ethanol. LLC (the "Company"), on behalf of the Company, acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

  •
  staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Very truly yours, Badger State Ethanol, LLC
By:	/s/ JOHN L. MALCHINE
Name:	John L. Malchine
Title:	Chairman of the Board and Chief Executive Officer

BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP
333 West Wacker Drive, Suite 2700
Chicago, IL 60606
Telephone (312) 984-3100
Facsimile (312) 984-3150

May 25, 2006

Board of Directors
Badger State Ethanol, LLC
820 West 17th Street
Monroe, Wisconsin 53566

  Re:    Badger State Ethanol, LLC

Ladies and Gentlemen:

        We have acted as special counsel to Badger State Ethanol, LLC, a Wisconsin limited liability company (the "Company"), in connection with the proposed reclassification of the Company's Class A member units held by unit holders of record with 20 or fewer Class A member units into Class A-1 member units, on the basis of one Class A-1 member unit for each Class A member unit held by such unit holders (the "Reclassification"). The reclassification will be effected through a proposed Third Amended and Restated Operating Agreement of the Company, a copy of which is attached to this opinion as Exhibit A (the "Amended and Restated Operating Agreement"). You have requested our opinion concerning certain matters in connection with the Reclassification.

        We have made such legal and factual investigation as we deemed necessary for purposes of this opinion. In our investigation, we have assumed the genuineness of all signatures, the proper execution of all documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such copies. We express no opinion concerning any law other than the Wisconsin Limited Liability Company Act, as amended, to the extent expressly set forth herein.

        In arriving at the opinion expressed below, we have reviewed and examined the following documents: (a) the Second Amended and Restated Operating Agreement of the Company dated effective March 26, 2001; (b) the Third Amended and Restated Operating Agreement; (c) resolutions of the Board of Directors of the Company relating to the Reclassification; and (d) the Schedule 13E 3 and Proxy Statement, filed by the Company and certain other filing parties under the Securities Exchange Act of 1934, as amended (the "SEC Filings").

        In addition, we have conducted a legal review of the text of Section 183.0504 of the Wisconsin Limited Liability Company Act, as amended (the "Statute"), as well as case law and legislative history relating to the Statute. We have also reviewed the other provisions of the Wisconsin Limited Liability Company Act that we, in our judgment, deemed applicable to the Reclassification.

        For purposes of this opinion, we note that the Statute provides that "an operating agreement may establish . . . classes of . . . limited liability company interests that have separate or different preferences, limitations, rights, or duties with respect to profits, loans, distributions, voting, property, or other incidents associated with the limited liability company." For purposes of this opinion, we note further that the Third Amended and Restated Operating Agreement provides that unlike the Class A member units, the Class A-1 member units will not have voting rights, except in very limited circumstances, which include voting upon proposals for consolidation, merger or dissolution of the Company. In addition, the Third Amended and Restated Operating Agreement provides that unlike the Class A member units, except in limited circumstances, the Class A-1 member units may be transferred without the approval of a majority of the Company's board of directors. Further, the Third Amended and Restated Operating Agreement provides that the Class A-1 member units will not be subject to the same ownership restrictions as the Class A member units. A comparison of the rights and preferences of the Class A member units and the Class A-1 member units as set forth in the Third Amended and Restated Operating Agreement is attached hereto as Exhibit B.

        Based upon our review as set forth in the three immediately preceding paragraphs and the language set forth in the Statute, and subject to the qualifications, assumptions and limitations set forth herein, it is our opinion that the Class A member units and the Class A-1 member units are separate classes of limited liability company interests under the Wisconsin Limited Liability Company Act.

        We express no opinion with respect to any legal issues other than those explicitly addressed in the immediately preceding paragraph. This opinion is based upon our knowledge of the law and facts as of the date hereof, and we assume no duty to advise you of any change in such opinion (even though the change may affect the legal conclusion stated in the immediately preceding paragraph) or otherwise to communicate with you with respect to any matter that comes to our attention hereafter.

        This opinion is being furnished to you in connection with the SEC Filings.

Very truly yours,

/s/ BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP

Exhibit A

BADGER STATE ETHANOL, LLC

THIRD AMENDED AND RESTATED OPERATING AGREEMENT

(CONTAINS RESTRICTIONS ON TRANSFER

OF MEMBERSHIP INTERESTS)

Dated Effective [            ] 2006

THIRD AMENDED AND RESTATED OPERATING AGREEMENT
OF
BADGER STATE ETHANOL, LLC

TABLE OF CONTENTS

SECTION 1	THE COMPANY	A-1
1.1	Formation	A-1
1.2	Name	A-2
1.3	Purpose; Powers	A-2
1.4	Principal Place of Business	A-2
1.5	Term	A-2
1.6	Filings; Agent for Service of Process	A-2
1.7	Title to Property	A-3
1.8	Payments of Individual Obligations	A-3
1.9	Independent Activities; Transactions with Affiliates	A-3
1.10	[Reserved]	A-4
1.11	Definitions	A-4
SECTION 2	CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS	A-11
2.1	Original Capital Contributions	A-11
2.2	Contribution Agreements; Minimum Ownership and Class A Unit Concentration Limit	A-11
2.3	Additional Capital Contributions; Additional Units	A-11
2.4	Capital Accounts	A-12
2.5	Class A Unit Reclassification	A-12
SECTION 3	ALLOCATIONS	A-13
3.1	Profits	A-13
3.2	Losses	A-13
3.3	Special Allocations	A-13
3.4	Curative Allocations	A-14
3.5	Loss Limitation	A-14
3.6	Other Allocation Rules	A-15
3.7	Tax Allocations: Code Section 704(c)	A-15
SECTION 4	DISTRIBUTIONS	A-15
4.1	Net Cash Flow	A-15
4.2	Amounts Withheld	A-16
4.3	Limitations on Distributions	A-16
SECTION 5	MANAGEMENT	A-16
5.1	Director-Managed; Election of Directors; Committees	A-16
5.2	Authority of Directors	A-18
5.3	Director as Agent; Director Actions	A-19
5.4	Restrictions on Authority of Directors	A-20
5.5	Duties and Obligations of Directors	A-20
5.6	Chairman and Vice Chairman	A-20
5.7	General Manager; President and Chief Executive Officer (CEO)	A-21
5.8	Chief Financial Officer	A-21
5.9	Secretary; Assistant Secretary	A-21
5.10	Vice President	A-21
5.11	Delegation	A-21

i

5.12	Execution of Instruments	A-21
5.13	Limitation of Liability; Indemnification of Directors	A-22
5.14	Compensation; Expenses of Directors; Loans	A-22
SECTION 6	ROLE OF MEMBERS	A-23
6.1	Rights or Powers	A-23
6.2	Voting Rights	A-23
6.3	Procedure for Consent; Member Meetings; Quorum and Proxies	A-23
6.4	Termination of Membership	A-24
6.5	Continuation of the Company	A-25
6.6	No Obligation to Purchase Membership Interest	A-25
6.7	Waiver of Dissenters Rights	A-25
6.8	Member's Authority to Sue on behalf of Company	A-25
SECTION 7	[RESERVED]	A-25
SECTION 8	ACCOUNTING, BOOKS AND RECORDS	A-25
8.1	Accounting, Books and Records	A-25
8.2	Reports	A-26
8.3	Tax Matters	A-27
8.4	Delivery to Members and Inspection	A-27
SECTION 9	AMENDMENTS	A-28
9.1	Amendments	A-28
SECTION 10	TRANSFERS	A-28
10.1	Restrictions on Transfers	A-28
10.2	Permitted Transfers	A-28
10.3	Conditions to Permitted Class A Transfers	A-29
10.4	Conditions To Permitted Class A-1 Transfers	A-30
10.5	Prohibited Transfers	A-31
10.6	Rights of Unadmitted Assignees	A-31
10.7	Admission of Substituted Members	A-32
10.8	Representations Regarding Transfers; Legend	A-32
10.9	Distributions and Allocations in Respect of Transferred Units	A-33
SECTION 11	[RESERVED]	A-33
SECTION 12	DISSOLUTION AND WINDING UP	A-33
12.1	Dissolution Events	A-33
12.2	Winding Up	A-34
12.3	Compliance With Certain Requirements of Regulations; Deficit Capital Accounts	A-34
12.4	Deemed Distribution and Recontribution	A-35
12.5	Rights of Unit Holders	A-35
12.6	Notice of Dissolution/Termination	A-35
12.7	Allocations During Period of Liquidation	A-35
12.8	Character of Liquidating Distributions	A-35
12.9	The Liquidator	A-35
12.10	Form of Liquidating Distributions	A-36
SECTION 13	[RESERVED]	A-36
SECTION 14	MISCELLANEOUS	A-36
14.1	Notices	A-36
14.2	Binding Effect	A-36

ii

14.3	Construction	A-36
14.4	Time.	A-37
14.5	Headings	A-37
14.6	Severability	A-37
14.7	Incorporation by Reference	A-37
14.8	Variation of Terms	A-37
14.9	Governing Law	A-37
14.10	Waiver of Jury Trial	A-37
14.11	Counterpart Execution	A-37
14.12	Specific Performance	A-37

iii

THIRD AMENDED AND RESTATED OPERATING AGREEMENT
OF
BADGER STATE ETHANOL, LLC

        THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT is entered into and shall be effective as of the [    •    ] day of [    •    ], 2006, by, between and among BADGER STATE ETHANOL, LLC, a Wisconsin limited liability company (the "Company") and each of the Persons who are identified on the attached Exhibit A.

RECITALS:

        WHEREAS, Gary Kramer ("Kramer") and John Malchine ("Malchine," and together with Kramer, the "Founding Members") formed the Company as a Wisconsin limited liability company by filing Articles of Organization with the Wisconsin Department of Financial Institutions on May 11, 2000;

        WHEREAS, this Agreement was entered into and effective as of May 12, 2000 (the "Original Operating Agreement"), by and among the Company, the Founding Members and certain Class A Members, Class B Members and Class C Members and was amended and restated on January 31, 2001 and March 28, 2001;

        WHEREAS, at Financial Closing, which occurred on August 28, 2001, all Class B Units and Class C Units held by the Class B Unit Holders and the Class C Unit Holders were converted into Class A Units at the conversion rate of one (1) Class A Unit for each Class B Unit or Class C Unit held by such holders;

        WHEREAS, the Class A Units are registered with the Securities and Exchange Commission (the "SEC") and the Directors have determined that it is in the best interests of the Company to divide some of the Class A Units into a different class such that the Company has fewer than 300 Class A Unit record holders, resulting in a suspension of the Company's reporting obligations as a public company upon making the proper filings with the SEC (the "Reclassification");

        WHEREAS, certain provisions of this Agreement must be amended in connection with the Reclassification, including Section 2.5 which, as amended, provides that each Class A Unit held by a Class A Unit Holder owning twenty (20) or fewer Class A Units immediately prior to the Reclassification Effective Time will become one (1) Class A-1 Unit and each Class A Unit held by a Class A Unit Holder holding more than twenty (20) Class A Units immediately prior to the Reclassification Effective Time will remain a Class A Unit;

        WHEREAS, the Directors have unanimously approved the Reclassification and a majority of the Members have voted in favor of the Reclassification and this Amended and Restated Operating Agreement at a special meeting of the Company Members held on [    •    ].

        NOW THEREFORE, pursuant to the provisions of the Act, the parties agree to the following terms and conditions:

SECTION 1
THE COMPANY

1.1    Formation.

        The Founding Members formed the Company as a Wisconsin limited liability company by filing Articles of Organization with the Wisconsin Department of Financial Institutions on May 11, 2000 pursuant to the provisions of the Act. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provisions, this Agreement shall, to the extent permitted by the Act, control.

1.2    Name.

        The name of the Company shall be Badger State Ethanol, LLC and all business of the Company shall be conducted in such name. The Directors may change the name of the Company upon ten (10) days' notice to the Members.

1.3    Purpose; Powers.

        (a)   The nature of the business and purposes of the Company are (i) to own, construct, operate, lease, finance, contract with, and/or invest in the Facilities or any portion thereof as agreed by the Members and permitted under the applicable laws of the State of Wisconsin; (ii) to engage in the processing of corn, grains and other feedstocks into ethanol and any and all related co-products, and the marketing of all products and co-products from such processing; and (iii) to engage in any other business and investment activity in which a Wisconsin limited liability company may lawfully be engaged, as determined by the Directors.

        (b)   The Company has the power to do any and all acts necessary, appropriate, proper, advisable, incidental or convenient to or in furtherance of the purpose of the Company set forth in Section 1.3(a) hereof and has, without limitation, any and all powers that may be exercised on behalf of the Company by the Directors pursuant to Section 5 hereof.

1.4    Principal Place of Business.

        The Company shall continuously maintain an office in Wisconsin. The principal office of the Company shall be at 820 West 17th Street, P.O. Box 317, Monroe, Wisconsin 53566, or elsewhere as the Directors may determine. Any documents required by the Act to be kept by the Company shall be maintained at the Company's principal office.

1.5    Term.

        The term of the Company commenced on the date the Articles of Organization (the "Articles") of the Company were filed pursuant to Section 1.6(a) hereof, and shall continue until the winding up and liquidation of the Company and its business is completed following a Dissolution Event, as provided in Section 12 hereof.

1.6    Filings; Agent for Service of Process.

        (a)   The Directors caused the Articles to be filed on May 11, 2000, in the office of the Department of Financial Institutions of the State of Wisconsin in accordance with the provisions of the Act. The Company shall take any and all other actions reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the laws of the State of Wisconsin. The Directors shall cause amendments to be filed whenever required by the Act.

        (b)   The Directors shall cause to be filed original or amended articles of organization and shall take any and all other actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company or similar type of entity under the laws of any other states or jurisdictions in which the Company engages in business.

        (c)   The name and address of the agent for service of process on the Company in the State of Wisconsin shall be John Malchine, 820 West 17th Street, P.O. Box 317, Monroe, Wisconsin 53566, or any successor as appointed by the Directors.

        (d)   Upon the dissolution and completion of the winding up and liquidation of the Company, the Directors shall promptly execute and cause to be filed Articles of Dissolution in accordance with the Act and the laws of any other jurisdictions in which the Directors deem such filing necessary or advisable.

1.7    Title to Property.

        All Property owned by the Company shall be owned by the Company as an entity and no Member shall have any ownership interest in such Property in its individual name. Each Member's interest in the Company shall be personal property for all purposes. At all times after the Effective Date, the Company shall hold title to all of its Property in the name of the Company and not in the name of any Member.

1.8    Payments of Individual Obligations.

        The Company's credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be Transferred or encumbered for, or in payment of, any individual obligation of any Member.

1.9    Independent Activities; Transactions with Affiliates.

        (a)   The Directors shall be required to devote such time to the affairs of the Company as may be necessary to manage and operate the Company, and shall be free to serve any other Person or enterprise in any capacity that the Directors may deem appropriate in their discretion.

        (b)   Neither this Agreement nor any activity undertaken pursuant hereto shall (i) prevent any Member or Director or their Affiliates, acting on their own behalf, from engaging in whatever activities they choose, whether the same are competitive with the Company or otherwise, and any such activities may be undertaken without having or incurring any obligation to offer any interest in such activities to the Company or any Member, or (ii) require any Member or Director to permit the Company or Director or Member or its Affiliates to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by each Member, each Member hereby waives, relinquishes, and renounces any such right or claim of participation.

        (c)   To the extent permitted by applicable law and subject to the provisions of this Agreement, the Directors are hereby authorized to cause the Company to purchase Property from, sell Property to or otherwise deal with any Member (including any Member who is also a Director), acting on its own behalf, or any Affiliate of any Member; provided that any such purchase, sale or other transaction shall be made on terms and conditions which are no less favorable to the Company than if the sale, purchase or other transaction had been made with an independent third party.

1.10    [Reserved].

1.11    Definitions.

        Capitalized words and phrases used in this Agreement have the following meanings:

        "Act" means Chapter 183 of the Wisconsin Statutes, as amended from time to time (or any corresponding provision or provisions of any succeeding law).

        "Additional Capital Contributions" means, with respect to any Unit Holder, the Capital Contributions made with respect to the Units held or purchased by such Unit Holder pursuant to Section 2.3 hereof. In the event Units are Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Additional Capital Contributions of the transferor to the extent they relate to the Transferred Units.

        "Adjusted Capital Account Deficit" means, with respect to any Unit Holder, the deficit balance, if any, in such Unit Holder's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

  (i)
  Credit to such Capital Account any amounts which such Unit Holder is deemed to be obligated to restore pursuant to the next to the last sentences in Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

  (ii)
  Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

        "Affiliate" means, with respect to any Person (i) any Person directly or indirectly controlling, controlled by or under common control with such Person (ii) any officer, director, general partner, member or trustee of such Person or (iii) any Person who is an officer, director, general partner, member or trustee of any Person described in clauses (i) or (ii) of this sentence. For purposes of this definition, the terms "controlling," "controlled by" or "under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract or otherwise, or the power to elect at least 50% of the directors, Directors, members, or persons exercising similar authority with respect to such Person or entities.

        "Agreement" or "Operating Agreement" means this Operating Agreement of Badger State Ethanol, LLC, as amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto" and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires.

        "Articles" means the Articles of Organization filed with the Wisconsin Department of Financial Institutions for the purpose of forming the Company.

        "Asset Contribution Agreement" means an agreement between the Company and a Member pursuant to which the Company has agreed that such Member shall make its original non-cash (such as real or personal property) capital contributions to the Company.

        "Assignee" means a transferee of Units who is not admitted as a substituted member pursuant to Section 10.7.

        "Capital Account" means the capital account maintained for each Unit Holder in accordance with Section 2.4.

        "Capital Contributions" means, with respect to any Unit Holder, the amount of money (US Dollars) and the initial Gross Asset Value of any Contributed Assets (other than money) contributed to the Company with respect to the Units in the Company held or purchased by such Unit Holder, including Additional Capital Contributions.

        "Class A Member" means any Person (i) whose name is set forth as such in the Member Register or who has become a Class A Member pursuant to the terms of this Agreement, and (ii) who is the owner of one or more Class A Units. "Class A Members" means all such Persons.

        "Class A Unit(s)" means an ownership interest in the Company representing a Capital Contribution made as provided in Section 2 in consideration of Class A Units, including any and all benefits to which the holder of such Units may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

        "Class A Unit Holder(s)" means the owner(s) of one or more Class A-1 Units, regardless of whether they are Members.

        "Class A-1 Member" means any Person (i) whose name is set forth as such in the Merger Register, or who has become a Class A-1 Member pursuant to the terms of this Agreement, and (ii) who is the owner of one or more Class A-1 Units. "Class A-1 Members" means all such Persons.

        "Class A-1 Unit(s)" means an ownership interest in the Company representing a Capital Contribution made as provided in Section 2 in consideration of Units which have been reclassified into Class A-1 Units, including any and all benefits to which the holder of such Units may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

        "Class A-1 Unit Holder(s)" means the owner(s) of one or more Class A-1 Units, regardless of whether they are Members.

        "Class B Member" means any Person who was a Class B Member prior to Financial Closing, when all Class B Units were converted into Class A Units. "Class B Members" means all such Persons.

        "Class B Unit(s)" means an ownership interest in the Company that represented a Capital Contribution made as provided in Section 2 in consideration of Class B Units, including any and all benefits to which the holder of such Units may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. At Financial Closing, all Class B Units were converted into Class A Units at the conversion rate of one (1) Class A Unit for each Class B Unit held by a Class B Unit Holder.

        "Class B Unit Holder(s)" means the former owner(s) of one or more Class B Units regardless of whether they were Members.

        "Class C Member" means any Person who was a Class C Member prior to Financial Closing, when all Class C Units were converted into Class A Units. "Class C Members" means all such Persons.

        "Class C Unit(s)" means an ownership interest in the Company that represented a Capital Contribution made as provided in Section 2 in consideration of Class C Units, including any and all benefits to which the holder of such Units may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. At Financial Closing, all Class C Units were converted into Class A Units at the conversion rate of one (1) Class A Unit for each Class C Unit held by a Class C Unit Holder.

        "Class C Unit Holder(s)" means the former owner(s) of one or more Class C Units regardless of whether they were Members.

        "Code" means the United States Internal Revenue Code of 1986, as amended from time to time.

        "Contributed Assets" of a Member shall have the meaning assigned in the Asset Contribution Agreement, if any, between such Member and the Company.

        "Company" means the limited liability company formed pursuant to this Agreement and the Articles and the limited liability company continuing the business of this Company in the event of dissolution of the Company as herein provided.

        "Company Minimum Gain" has the meaning given the term "partnership minimum gain" in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

        "Debt" means (i) any indebtedness for borrowed money or the deferred purchase price of property as evidenced by a note, bonds, or other instruments, (ii) obligations as lessee under capital leases, (iii) obligations secured by any mortgage, pledge, security interest, encumbrance, lien or charge of any kind existing on any asset owned or held by the Company whether or not the Company has assumed or become liable for the obligations secured thereby, (iv) any obligation under any interest rate swap agreement, (v) accounts payable and (vi) obligations under direct or indirect guarantees of (including obligations (contingent or otherwise) to assure a creditor against loss in respect of) indebtedness or obligations of the kinds referred to in clauses (i), (ii), (iii), (iv) and (v), above provided that Debt shall not include obligations in respect of any accounts payable that are incurred in the ordinary course of the Company's business and are not delinquent or are being contested in good faith by appropriate proceedings.

        "Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Directors.

        "Director" means any Person who (i) is referred to as such in Section 5.1 of this Agreement or has become a Director pursuant to the terms of this Agreement, and (ii) has not ceased to be a Director pursuant to the terms of this Agreement. "Directors" means all such Persons. For purposes of the Act, the Directors shall be deemed to be the "managers" (as such term is defined and used in the Act) of the Company. Unless otherwise stated in this Agreement, any action taken by the Directors shall require the affirmative vote of a majority of the Directors present at a meeting of the Directors (in person or by telephonic or other electronic means as more specifically described in Section 5.3(b)) and entitled to vote thereat.

        "Dissolution Event" shall have the meaning set forth in Section 12.1 hereof.

        "Effective Date" means May 12, 2000.

        "Facilities" shall mean the ethanol production and co-product production facilities in Monroe, Wisconsin or such other location as may be determined by the Directors to be constructed and operated by the Company.

        "Financial Closing" means the actual closing (execution and delivery of all required documents) by the Company with its project lender(s) providing for all debt financing, including senior and subordinated debt and any other project financing characterized by debt obligations and repayable as debt which is required by the project lender(s) or which is deemed necessary or prudent in the sole discretion of the Directors. The Financial Closing occurred on August 28, 2001.

        "Fiscal Quarter" means (i) the period commencing on May 11, 2000 and ending on September 30, 2000, (ii) any subsequent three-month period commencing on each of January 1, April 1, July 1 and October 1 and ending on the last date before the next such date and (iii) the period commencing on the immediately preceding January 1, April 1, July 1, or October 1, as the case may be, and ending on the date on which all Property is distributed to the Unit Holders pursuant to Section 12 hereof.

        "Fiscal Year" means (i) the period commencing on May 11, 2000 and ending on December 31, 2000, (ii) any subsequent twelve-month period commencing on January 1 and ending on December 31 and (iii) the period commencing on the immediately preceding January 1 and ending on the date on which all Property is distributed to the Unit Holders pursuant to Section 12 hereof, or, if the context requires, any portion of a Fiscal Year for which an allocation of Profits or Losses or a distribution is to be made.

        "Founding Members" shall mean collectively, Gary Kramer and John Malchine.

        "GAAP" means generally accepted accounting principles in effect in the United States of America from time to time.

        "Gross Asset Value" means with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

  (i)
  The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Directors provided that the initial Gross Asset Values of the assets contributed to the Company pursuant to Section 2.1 hereof shall be as set forth in such section;

  (ii)
  The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account), as determined by the Directors as of the following times: (A) the acquisition of an additional Membership Interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for a Membership Interest; (C) the grant of more than a de minimis Membership Interest as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in his capacity as a Member, or by a new Member acting in his capacity as such or in anticipation of becoming a Member, and (D) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), provided that an adjustment described in clauses (A), (B) and (C) of this paragraph shall be made only if the Directors reasonably determine that such adjustment is necessary to reflect the relative economic interests of the Members in the Company;

  (iii)
  The Gross Asset Value of any item of Company assets distributed to any Member shall be adjusted to equal the gross fair market value (taking Code Section 7701(g) into account) of such asset on the date of distribution as determined by the Directors; and

  (iv)
  The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and subparagraph (vi) of the definition of "Profits" and "Losses" or Section 3.3(c) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (ii) or (iv), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses.

        "Issuance Items" has the meaning set forth in Section 3.3(g) hereof.

        "Liquidation Period" has the meaning set forth in Section 12.7 hereof.

        "Liquidator" has the meaning set forth in Section 12.9(a) hereof.

        "Losses" has the meaning set forth in the definition of "Profits" and "Losses."

        "Members" means all Class A Members and all Class A-1 Members when no distinction is required by the context in which the terms is used herein.

        "Member" means any one of the Members.

        "Membership Economic Interest" means collectively, a Member's share of "Profits" and "Losses," the right to receive distributions of the Company's assets, and the right to information concerning the business and affairs of the Company provided by the Act. The Membership Economic Interest of a Member is quantified by the unit of measurement referred to herein as "Units."

        "Membership Interest" means collectively, the Membership Economic Interest and Membership Voting Interest.

        "Membership Register" means the membership register maintained by the Company at its principal office or by a duly appointed agent of the Company setting forth the name, address, the number and class of Units, and Capital Contributions of each Member of the Company, which shall be modified from time to time as additional Units are issued and as Units are transferred pursuant to this Agreement.

        "Membership Voting Interest" means collectively, a Member's right to vote as set forth in this Agreement or required by the Act. The Membership Voting Interest of a Member shall mean (a) as to any matter to which the Member is entitled to vote hereunder including specifically without limitation, a Member's right to vote (i) to elect Directors under Sections 5.1(d) and 6.3(d), and (ii) to remove Directors under Sections 5.1(f) and 6.3(e); or (b) as may be required under the Act, the right to one (1) vote for each Unit registered in the name of such Member as shown in the Membership Register.

        "Net Cash Flow" means the gross cash proceeds of the Company less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as reasonably determined by the Directors. "Net Cash Flow" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established.

        "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

        "Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

        "Officer" or "Officers" has the meaning set forth in Section 5.11 hereof.

        "Permitted Class A Transfer" has the meaning set forth in Section 10.2(a) hereof.

        "Permitted Class A-1 Transfer" has the meaning set forth in Section 10.2(b) hereof.

        "Permitted Transfer" means a Permitted Class A Transfer and a Permitted Class A-1 Transfer when no distinction is required by the context in which the term is used herein.

        "Person" means any individual, partnership (whether general or limited), limited liability company, corporation, trust, estate, association, nominee or other entity.

        "Profits" and "Losses" mean, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

  (i)
  Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

  (ii)
  Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be subtracted from such taxable income or loss;

  (iii)
  In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of Gross Asset Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

  (iv)
  Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Gross Asset Value;

  (v)
  In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year, computed in accordance with the definition of Depreciation;

  (vi)
  To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required, pursuant to Regulations Section 1.704-(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Unit Holder's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

  (vii)
  Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 3.3 and Section 3.4 hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 3.3 and Section 3.4 hereof shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (vi) above.

        "Property" means all real and personal property acquired by the Company, including cash, and any improvements thereto, and shall include both tangible and intangible property.

        "Reclassification" has the meaning set forth in the Recitals to this Agreement.

        "Reclassification Effective Time" has the meaning set forth in Section 2.5 hereof.

        "Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations are amended from time to time.

        "Regulatory Allocations" has the meaning set forth in Section 3.4 hereof.

        "Related Party" means the adopted or birth relatives of any Person and such Person's spouse (whether by marriage or common law), if any, including without limitation great-grandparents, grandparents, children (including stepchildren and adopted children), grandchildren, and great-grandchildren thereof, and such Person's (and such Person's spouse's) brothers, sisters, and cousins and their respective lineal ancestors and descendants, and any other ancestors and/or descendants, and any spouse of any of the foregoing, each trust created for the exclusive benefit of one or more of the foregoing, and the successors, assigns, heirs, executors, personal representatives and estates of any of the foregoing.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Subscription Agreement" means any subscription or contribution agreement or application required by the Company for a Member to own Units in the Company.

        "Subsidiary" with respect to any Person means any corporation, partnership, joint venture, limited liability company, association or other entity in which such Person owns, directly or indirectly, fifty percent (50%) or more of the outstanding equity securities or interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such entity.

        "Tax Matters Member" has the meaning set forth in Section 8.3(a) hereof.

        "Transfer" means, as a noun, any voluntary or involuntary transfer, sale, pledge or hypothecation or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge or hypothecate or otherwise dispose of.

        "Units" or "Unit" means a Class A Unit or a Class A-1 Unit, or Units as the context may require.

        "Unit Holders" means all Class A Unit Holders and all Class A-1 Unit Holders when no distinction is required by the context in which the term is used herein.

        "Unit Holder" means any one of the Unit Holders.

        "Unit Holder Nonrecourse Debt" has the same meaning as the term "partner nonrecourse debt" in Section 1.704-2(b)(4) of the Regulations.

        "Unit Holder Nonrecourse Debt Minimum Gain" means an amount, with respect to each Unit Holder Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Unit Holder Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

        "Unit Holder Nonrecourse Deductions" has the same meaning as the term "partner nonrecourse deductions" in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

SECTION 2

CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

2.1    Original Capital Contributions.

        The name, address, original Capital Contribution, and initial Units quantifying the Membership Interest of each Member are set out in the Membership Register.

2.2    Contribution Agreements; Minimum Ownership and Class A Unit Concentration Limit.

        (a)   The contributions made by each of the Members pursuant to Section 2.1 hereof shall be subject to the terms and provisions of the Subscription Agreement or the Asset Contribution Agreement of each such Member. Each Member shall execute, deliver and perform all obligations of such Member under its Subscription Agreement or Asset Contribution Agreement, respectively.

        (b)   Prior to Financial Closing, each Member made an original Capital Contribution to the Company consisting of: (a) in respect of the Class B Members and the Class C Members, the amount of cash, in accordance with the terms and conditions of such Member's Subscription Agreement; and (b) in respect of Class A Members, the amount of cash or the value of other property (such value as was determined in the sole discretion of the Directors) permitted by the Directors to be contributed to the Company in accordance with the terms and conditions of such Member's Subscription Agreement or Asset Contribution Agreement. The Directors shall consider all subscriptions for Class A Units and Class A-1 Units and shall in their sole discretion and by majority vote of such Directors present, either accept or reject such subscriptions. Upon acceptance of any subscription for Class A Units or Class A-1 Units, the Company shall enter into a Subscription Agreement and/or Asset Contribution Agreement, and any agreement referred to therein, without requirement of any further act, approval, or vote of any other Person and such agreements shall be deemed to satisfy all requirements of this Agreement. Except upon the unanimous consent of all Directors, at no time shall any Class A Unit Holder (i) own less than the aggregate total of ten (10) Class A Units (the "Class A Minimum") or (ii) with any Affiliate and Related Party of such Class A Unit Holder, together in the aggregate, own, either directly or indirectly or beneficially, more than an aggregate total of two thousand (2,000) Class A Units (herein, such limitation shall be referred to as the "Class A Unit Concentration Limit"). Except upon the unanimous consent of all Directors, at no time shall any Class A-1 Unit Holder own less than the aggregate total of five (5) Class A-1 Units (the "Class A-1 Minimum"). Notwithstanding the foregoing, Class A-1 Unit Holders who receive less than five (5) Class A-1 Units in the Reorganization may continue to hold such Class A-1 Units without violating the Class A-1 Minimum. At any time any Person fails to satisfy and thereby violates the Class A Minimum or the Class A-1 Minimum or exceeds and thereby violates the Class A Unit Concentration Limit, the Directors shall have the power by majority vote of such Directors to take any action in their sole discretion to cure such violation.

2.3    Additional Capital Contributions; Additional Units.

        No Unit Holder shall be obligated to make any additional Capital Contributions to the Company or to pay any assessment to the Company, other than any unpaid amounts on such Unit Holder's original Capital Contributions, and no Units shall be subject to any calls, requests or demands for capital. Additional Membership Economic Interests quantified by additional Units may be issued in consideration of Capital Contributions as agreed to between the Directors and the Person acquiring the Membership Economic Interest quantified by the additional Units. Each Person to whom additional Units are issued shall be admitted as a Class A Member or a Class A-1 Member. Upon such Capital Contributions, the Directors shall cause the Membership Register to be appropriately amended.

2.4    Capital Accounts.

        A Capital Account shall be maintained for each Unit Holder in accordance with the following provisions:

        (a)   To each Unit Holder's Capital Account there shall be credited (A) such Unit Holder's Capital Contributions, (B) such Unit Holder's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Section 3.3 and Section 3.4, and (C) the amount of any Company liabilities assumed by such Unit Holder or which are secured by any Property distributed to such Unit Holder. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or a Unit Holder related to the maker of the note within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c)) shall not be included in the Capital Account of any Unit Holder until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2);

        (b)   To each Unit Holder's Capital Account there shall be debited (A) the amount of money and the Gross Asset Value of any Property distributed to such Unit Holder pursuant to any provision of this Agreement, (B) such Unit Holder's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Section 3.3 and Section 3.4 hereof, and (C) the amount of any liabilities of such Unit Holder assumed by the Company or which are secured by any Property contributed by such Unit Holder to the Company;

        (c)   In the event Units are Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred Units; and

        (d)   In determining the amount of any liability for purposes of subparagraphs (a) and (b) above there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Directors shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or any Unit Holders), are computed in order to comply with such Regulations, the Directors may make such modification, provided that it is not likely to have a material effect on the amounts distributed to any Person pursuant to Section 12 hereof upon the dissolution of the Company. The Directors also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Unit Holders and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

2.5    Class A Unit Reclassification.

        Effective as of 5:00 p.m., Central Standard Time, on [    •    ], 2006 (the "Reclassification Effective Time") each Class A Unit outstanding immediately prior to the Reclassification Effective Time owned by a Member who is the record holder (as such term is used in the Securities Exchange Act of 1934, as amended) of 20 or fewer Class A Units shall, by virtue of this Section 2.5 and without any action on the part of the holder thereof, hereafter be reclassified as a Class A-1 Unit, on the basis of one (1) Class A-1 Unit for each Class A Unit held by such Member. Each Class A Unit outstanding immediately prior to the Reclassification Effective Time owned by a Member who is the record holder of more than 20 Class A Units shall not be reclassified and shall continue in existence as a Class A Unit.

SECTION 3
ALLOCATIONS

3.1    Profits.

        After giving effect to the special allocations in Section 3.3 and Section 3.4 hereof, Profits for any Fiscal Year shall be allocated among the Unit Holders in proportion to Units held. In addition, all allocations of Profits to Unit Holders shall be made based upon the number of days each Unit was held by such Unit Holder during the period for which such Profits are being calculated.

3.2    Losses.

        After giving effect to the special allocations in Section 3.3 and Section 3.4 hereof, Losses for any Fiscal Year shall be allocated among the Unit Holders in proportion to Units held. In addition, all allocations of Losses to Unit Holders shall be made based upon the number of days each Unit was held by such Unit Holder during the period for which such Losses are being calculated.

3.3    Special Allocations.

        The following special allocations shall be made in the following order:

        (a)    Minimum Gain Chargeback.    Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Section 3, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Unit Holder shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Unit Holder's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unit Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f) (6) and 1.704-2(j) (2) of the Regulations. This Section 3.3(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

        (b)    Unit Holder Minimum Gain Chargeback.    Except as otherwise provided in Section 1.704-2(i) (4) of the Regulations, notwithstanding any other provision of this Section 3, if there is a net decrease in Unit Holder Nonrecourse Debt Minimum Gain attributable to a Unit Holder Nonrecourse Debt during any Fiscal Year, each Unit Holder who has a share of the Unit Holder Nonrecourse Debt Minimum Gain attributable to such Unit Holder Nonrecourse Debt, determined in accordance with Section 1.704-2(i) (5) of the Regulations, shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Unit Holder's share of the net decrease in Unit Holder Nonrecourse Debt Minimum Gain, determined in accordance with Regulations Section 1.704-2(i) (4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unit Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i) (4) and 1.704-2(j) (2) of the Regulations. This Section 3.3(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i) (4) of the Regulations and shall be interpreted consistently therewith.

        (c)    Qualified Income Offset.    In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Member as soon as practicable, provided that an allocation pursuant to this Section 3.3(c) shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 3 have been tentatively made as if this Section 3.3(c) were not in the Agreement.

        (d)    Unit Holder Nonrecourse Deductions.    Any Unit Holder Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Unit Holder who bears the economic risk of loss with respect to the Unit Holder Nonrecourse Debt to which such Unit Holder Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

        (e)    Section 754 Adjustments.    To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Unit Holder in complete liquidation of such Unit Holder's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Unit Holders in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Unit Holder to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

        (f)    [Reserved].

        (g)    Allocations Relating to Taxable Issuance of Company Units.    Any income, gain, loss or deduction realized as a direct or indirect result of the issuance of Units by the Company to a Unit Holder (the "Issuance Items") shall be allocated among the Unit Holders so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Unit Holder shall be equal to the net amount that would have been allocated to each such Unit Holder if the Issuance Items had not been realized.

3.4    Curative Allocations.

        The allocations set forth in Sections 3.3 and 3.5 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 3.4. Therefore, notwithstanding any other provision of this Section 3(other than the Regulatory Allocations), the Directors shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 3.1, 3.2 and 3.3(g).

3.5    Loss Limitation.

        Losses allocated pursuant to Section 3.2 hereof shall not exceed the maximum amount of Losses that can be allocated without causing any Unit Holder to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some but not all of the Unit Holders would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 3.2 hereof, the limitation set forth in this Section 3.5 shall be applied on a Unit Holder by Unit Holder basis and Losses not allocable to any Unit Holder as a result of such limitation shall be allocated to the other Unit Holders in accordance with the positive balances in such Unit Holder's Capital Accounts so as to allocate the maximum permissible Losses to each Unit Holder under Section 1.704-1(b)(2)(ii)(d) of the Regulations.

3.6    Other Allocation Rules.

        (a)   For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Directors using any permissible method under Code Section 706 and the Regulations thereunder.

        (b)   The Unit Holders are aware of the income tax consequences of the allocations made by this Section 3 and hereby agree to be bound by the provisions of this Section 3 in reporting their shares of Company income and loss for income tax purposes.

        (c)   Solely for purposes of determining a Unit Holder's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a) (3), the Class A Unit Holders' and the Class A-1 Unit Holders' aggregate interests in Company profits shall be deemed to be as provided in the capital accounts.

To the extent permitted by Section 1.704-2(h) (3) of the Regulations, the Directors shall endeavor to treat distributions of Net Cash Flow as having been made from the proceeds of a Nonrecourse Liability or a Unit Holder Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Unit Holder.

3.7    Tax Allocations: Code Section 704(c).

        In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any Property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unit Holders so as to take account of any variation between the adjusted basis of such Property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value).

        In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

        Any elections or other decisions relating to such allocations shall be made by the Directors in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 3.7 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Unit Holder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

SECTION 4
DISTRIBUTIONS

4.1    Net Cash Flow.

        Except as otherwise provided in Section 12 hereof, Net Cash Flow, if any, shall be distributed to the Unit Holders in proportion to Units held subject to, and to the extent permitted by, any loan covenants or restrictions on such distributions agreed to by the Company in any loan agreements with the Company's lenders from time to time in effect. In determining Net Cash Flow, the Directors shall endeavor to provide for cash distributions at such times and in such amounts as will permit the Unit Holders to make timely payment of income taxes.

4.2    Amounts Withheld.

        All amounts withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Unit Holders shall be treated as amounts paid or distributed, as the case may be, to the Unit Holders with respect to which such amount was withheld pursuant to this Section 4.2 for all purposes under this Agreement. The Company is authorized to withhold from payments and distributions, or with respect to allocations to the Unit Holders, and to pay over to any federal, state and local government or any foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law or any foreign law, and shall allocate any such amounts to the Unit Holders with respect to which such amount was withheld.

4.3    Limitations on Distributions.

        (a)   The Company shall make no distributions to the Unit Holders except as provided in this Section 4 and Section 12 hereof.

        (b)   A Unit Holder may not receive a distribution from the Company to the extent that, after giving effect to the distribution, all liabilities of the Company, other than liability to Unit Holders on account of their Capital Contributions, would exceed the Gross Asset Value of the Company's assets.

SECTION 5
MANAGEMENT

5.1    Director-Managed; Election of Directors; Committees.

        (a)   The Directors shall direct the business and affairs of the Company, and shall exercise all of the powers of the Company except such as are by this Agreement conferred upon or reserved to the Members. The Directors shall adopt such policies, rules, regulations, and actions not inconsistent with law or this Agreement as it may deem advisable. The management of the business and affairs of the Company shall be directed by three or more Directors and not by its Members. Directors shall be Members. Subject to Section 5.4 hereof or any other express provisions hereof, the business and affairs of the Company shall be managed by or under the direction of the Directors. The number of Directors serving the Company shall be determined by the affirmative vote of two thirds of all Directors then serving, and shall at all times consist of not less than five (5) nor more than nine (9) Directors.

        (b)   The initial Directors, appointed by the Founding Members, shall be Gary Kramer, John Malchine, Daryl Gillund and Jeff Roskam. One (1) additional Director shall, not later than the Financial Closing, be appointed for an initial term ending one (1) year from the date of Financial Closing as the fifth initial Director by the Founding Members, such Director to be determined in the sole discretion of the Founding Members. The Founding Members shall each serve as Directors for initial terms as follows: Malchine's initial term shall end two (2) years after the Financial Closing and Kramer's initial term shall end three (3) years after Financial Closing. The other two (2) initial Directors (Gillund and Roskam) shall, subject to Section 5.1(c) below, serve for an initial term ending three (3) years after Financial Closing. In all cases, Directors shall serve their specified terms and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such Director. Each other Director shall serve for a term of three (3) years and until a successor is appointed and has qualified, or until the earlier death, resignation, removal or disqualification of the Director.

        (c)   So long as Fagen, Inc., through itself or its shareholders and/or employees, hold of record an aggregate of not less than two hundred fifty (250) Class A Units at all times, then in such case Fagen, Inc. shall be entitled to appoint the successor to the Director seat initially held by Daryl Gillund

(herein the "Fagen Director") if and only if such successor is then a current employee of Fagen, Inc. In addition, so long as ICM, Inc., through itself or its shareholders and/or employees, hold of record an aggregate of not less than two hundred fifty (250) Class A Units at all times, then in such case ICM, Inc. shall be entitled to appoint the successor to the Director seat initially held by Jeff Roskam (herein the "ICM Director") if and only if such successor is then a current employee of ICM, Inc. If and when the requirements for appointment of the Fagen Director or the ICM Director, as the case may be, are no longer met, then the successor to such Director position shall no longer be appointed but instead shall be elected as set forth for the other Directors in the next paragraph.

        (d)   After the expiration of the initial terms of the Directors, at each annual meeting of the Members, Directors (other than the Fagen Director and the ICM Director who shall be appointed as set forth above) shall be elected by the members pursuant to Section 6.3(d) for staggered terms of three (3) years and until a successor is elected and qualified.

        (e)   One or more nominees for Director positions up for election shall be named by the then current Directors or by a nominating committee established by the Directors. Nominations for the election of directors may also be made by any Unit Holder entitled to vote generally in the election of directors. However, any Unit Holder who is the holder of record of at least twenty-five (25) Class A Units and who is entitled to vote in the election of Directors may nominate one or more persons for election as Directors at a meeting only if written notice of such Unit Holder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the Company not less than sixty (60) days nor more than ninety (90) days prior to a meeting date corresponding to the previous year's regular meeting. Each such notice to the Secretary shall set forth: (i) the name and address of record of the Unit Holder who intends to make the nomination; (ii) a representation that the Unit Holder is a holder of record of at least twenty-five (25) Class A Units of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) the name, age, business and residence addresses, and principal occupation or employment of each nominee; (iv) a description of all arrangements or understandings between the Unit Holder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Unit Holder; (v) such other information regarding each nominee proposed by such Unit Holder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; and (vi) the consent of each nominee to serve as a Director of the Company if so elected. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a Director of the Company. The presiding officer of the meeting may, if the facts warrant, determine that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. The amendment or repeal of this section or the adoption of any provision inconsistent therewith shall require the approval of the Class A Unit Holders representing at least a majority of the outstanding Class A Units.

        (f)    Whenever a vacancy occurs other than from expiration of a term of office or removal from office, a majority of the remaining Directors shall appoint a new Director to fill the vacancy for the remainder of such term. A Director may be removed with or without cause by the Class A Members pursuant to Section 6.3(e).

        (g)   A resolution approved by the affirmative vote of a majority of the Directors may establish committees having the authority of the Directors in the management of the business of the Company to the extent provided in the resolution. A committee shall consist of one or more persons, who need not be Directors, appointed by affirmative vote of a majority of the Directors present. Committees may include a compensation committee and/or an audit committee, in each case consisting of one or more independent Directors or other independent persons. Committees are subject to the direction and control of, and vacancies in the membership thereof shall be filled by, the Directors.

        (h)   A majority of the members of the committee present at a meeting is a quorum for the transaction of business, unless a larger or smaller proportion or number is provided in a resolution approved by the affirmative vote of a majority of the Directors present.

5.2    Authority of Directors.

        Subject to the limitations and restrictions set forth in this Agreement, the Directors shall direct the management of the business and affairs of the Company and shall have all of the rights and powers which may be possessed by a "manager" under the Act including, without limitation, the right and power to do or perform the following and, to the extent permitted by the Act or this Agreement, the further right and power by resolution of the Directors to delegate to the Officers or such other Person or Persons to do or perform the following:

        (a)   Conduct its business, carry on its operations and have and exercise the powers granted by the Act in any state, territory, district or possession of the United States, or in any foreign country which may be necessary or convenient to effect any or all of the purposes for which it is organized;

        (b)   Acquire by purchase, lease, or otherwise any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

        (c)   Operate, maintain, finance, improve, construct, own, grant operations with respect to, sell, convey, assign, mortgage, and lease any real estate and any personal property necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

        (d)   Execute any and all agreements, contracts, documents, certifications, and instruments necessary or convenient in connection with the management, maintenance, and operation of the business, or in connection with managing the affairs of the Company, including, executing amendments to this Agreement and the Articles in accordance with the terms of this Agreement, both as Directors and, if required, as attorney-in-fact for the Members pursuant to any power of attorney granted by the Members to the Directors;

        (e)   Borrow money and issue evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company, and secure the same by mortgage, pledge, or other lien on any Company assets;

        (f)    Execute, in furtherance of any or all of the purposes of the Company, any deed, lease, mortgage, deed of trust, mortgage note, promissory note, bill of sale, contract, or other instrument purporting to convey or encumber any or all of the Company assets;

        (g)   Prepay in whole or in part, refinance, recast, increase, modify, or extend any liabilities affecting the assets of the Company and in connection therewith execute any extensions or renewals of encumbrances on any or all of such assets;

        (h)   Care for and distribute funds to the Members by way of cash income, return of capital, or otherwise, all in accordance with the provisions of this Agreement, and perform all matters in furtherance of the objectives of the Company or this Agreement;

        (i)    Contract on behalf of the Company for the employment and services or employees and/or independent contractors, such as lawyers and accountants, and delegate to such Persons the duty to manage or supervise any of the assets or operations of the Company;

        (j)    Engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering risks to Company assets and Directors' and Officers' liability) necessary or incidental to, or in connection with, the accomplishment of the purposes of the Company, as may be lawfully carried on or performed by a limited liability company under the laws of each state in which the Company is then formed or qualified;

        (k)   Take, or refrain from taking, all actions, not expressly proscribed or limited by this Agreement, as may be necessary or appropriate to accomplish the purposes of the Company;

        (l)    Institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company, the Members or the Directors or Officers in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith;

        (m)  Purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge, or otherwise dispose of, and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, other limited liability companies, or individuals or direct or indirect obligations of the United States or of any government, state, territory, government district or municipality or of any instrumentality of any of them;

        (n)   Agree with any Person as to the form and other terms and conditions of such Person's Capital Contribution to the Company and cause the Company to issue Membership Economic Interests and Units in consideration of such Capital Contribution; and

        (o)   Indemnify a Member or Directors or Officers, or former Member or Directors or Officers, and to make any other indemnification that is authorized by this Agreement in accordance with, and to the fullest extent permitted by, the Act.

5.3    Director as Agent; Director Actions.

        (a)   Notwithstanding the power and authority of the Directors to manage the business and affairs of the Company, no Director shall have authority to act as agent for the Company for the purposes of its business (including the execution of any instrument on behalf of the Company) unless the Directors have authorized the Director to take such action. The Directors may also delegate authority to manage the business and affairs of the Company (including the execution of instruments on behalf of the Company) to such Person or Persons (including to any Officers) designated by the Directors, and such Person or Persons (or Officers) shall have such titles and authority as determined by the Directors.

        (b)   Meetings of the Directors shall be held at such times and places as shall from time to time be determined by the Directors. Meetings of the Directors may also be called by the Chairman of the Company or by any one or more Directors. If the date, time, and place of a meeting of the Directors has been announced at a previous meeting, no notice shall be required. In all other cases, ten (10) days' written notice of meetings, stating the date, time, and place thereof and any other information required by law or desired by the Person(s) calling such meeting, shall be given to each Director. Any Director may waive notice of any meeting. A waiver of notice by a Director is effective whether given before, at, or after the meeting, and whether given orally, in writing, or by attendance. The attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, unless such Director objects at the beginning of the meeting to the transaction of business on the grounds that the meeting is not lawfully called or convened and does not participate thereafter in the meeting. Any action required or permitted to be taken by the Directors may also be taken by a written action signed by a majority of all Directors, provided that a copy of such written action shall be promptly given to all Directors. The Directors may participate in any meeting of the Directors by means of telephone conference or similar means of communication by which all persons participating in the meeting can simultaneously hear each other. Not less than fifty percent (50%) of the Directors shall constitute a quorum for the transaction of business at any Director's meeting.

        (c)   Each Director shall have one (1) vote at meetings of the Directors. The Directors shall take action by the vote of a majority of all Directors. No Director shall vote on any matter in which such Director (or his/her Affiliate) has a potential financial interest in the outcome of such vote.

5.4    Restrictions on Authority of Directors.

        (a)   The Directors shall not have authority to, and they covenant and agree that they shall not cause the Company to, without the consent of a majority of the Membership Voting Interests of the Members: (i) sell, exchange or otherwise dispose of or transfer at one time all or substantially all of the Property, except for a liquidating sale of the Property in connection with the dissolution of the Company; or (ii) merge or consolidate the Company with and into another entity.

        (b)   The actions specified herein as requiring the consent of the Members shall be in addition to any actions by the Directors which are specified in the Act or this Agreement as requiring the consent or approval of the Members. Any such required consent or approval may be given by a vote of a majority of the Membership Voting Interests.

5.5    Duties and Obligations of Directors.

        The Directors shall cause the Company to conduct its business and operations separate and apart from that of any Director or any of its Affiliates. The Directors shall take all actions which may be necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Wisconsin and each other jurisdiction in which such existence is necessary to protect the limited liability of Members or to enable the Company to conduct the business in which it is engaged, and (ii) for the accomplishment of the Company's purposes, including the acquisition, development, maintenance, preservation, and operation of Company Property in accordance with the provisions of this Agreement and applicable laws and regulations. Each Director shall have the duty to discharge the foregoing duties in good faith, in a manner the Director believes to be in the best interests of the Company, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances. The Directors shall be under no other fiduciary duty to the Company or the Members to conduct the affairs of the Company in a particular manner.

5.6    Chairman and Vice Chairman.

        (a)   Unless provided otherwise by a resolution adopted by the Directors, the Chairman shall preside at meetings of the Members and the Directors; shall see that all orders and resolutions of the Directors are carried into effect; may maintain records of and certify proceedings of the Directors and Members; and shall perform such other duties as may from time to time be prescribed by the Directors.

        (b)   The Vice Chairman shall, in the absence or disability of the Chairman, perform the duties and exercise the powers of the Chairman and shall perform such other duties as the Directors or the Chairman may from time to time prescribe. The Directors may designate more than one Vice Chairman, in which case the Vice Chairmen shall be designated by the Directors so as to denote which is most senior in office.

5.7    General Manager; President and Chief Executive Officer (CEO).

        Until provided otherwise by a resolution of the Directors, the Chairman shall also act as the interim General Manager, President and CEO of the Company (herein referred to as the "General Manager"; the titles of General Manager, President and CEO shall constitute a reference to one and the same office and Officer of the Company), and the Chairman may exercise the duties of the office of Chairman using any such designations. The Directors shall appoint someone other than the Chairman as the General Manager of the Company not later than the commencement of operations of the Facilities, and such General Manager shall perform such duties as the Directors may from time to time prescribe, including without limitation, the management of the day-to-day operations of the Facilities.

5.8    Chief Financial Officer.

        Unless provided otherwise by a resolution adopted by the Directors, the Chief Financial Officer of the Company shall be the Treasurer of the Company and shall keep accurate financial records for the Company; shall deposit all monies, drafts, and checks in the name of and to the credit of the Company in such banks and depositories as the Directors shall designate from time to time; shall endorse for deposit all notes, checks, and drafts received by the Company as ordered by the Directors, making proper vouchers therefor; shall disburse Company funds and issue checks and drafts in the name of the Company as ordered by the Directors, shall render to the General Manager and the Directors, whenever requested, an account of all such Manager's transactions as Chief Financial Officer and of the financial condition of the Company, and shall perform such other duties as may be prescribed by the Directors or the General Manager from time to time.

5.9    Secretary; Assistant Secretary.

        The Secretary shall attend all meetings of the Directors and of the Members and shall maintain records of, and whenever necessary, certify all proceedings of the Directors and of the Members. The Secretary shall keep the required records of the Company, when so directed by the Directors or other person or persons authorized to call such meetings, shall give or cause to be given notice of meetings of the Members and of meetings of the Directors, and shall also perform such other duties and have such other powers as the Chairman or the Directors may prescribe from time to time. An Assistant Secretary, if any, shall perform the duties of the Secretary during the absence or disability of the Secretary.

5.10    Vice President.

        The Company may have one or more Vice Presidents. If more than one, the Directors shall designate which is most senior. The most senior Vice President shall perform the duties of the General Manager in the absence of the General Manager.

5.11    Delegation.

        Unless prohibited by a resolution of the Directors, the General Manager, Chief Financial Officer, Vice President and Secretary (individually, an "Officer" and collectively, "Officers") may delegate in writing some or all of the duties and powers of such Officer's management position to other Persons. An Officer who delegates the duties or powers of an office remains subject to the standard of conduct for such Officer with respect to the discharge of all duties and powers so delegated.

5.12    Execution of Instruments.

        All deeds, mortgages, bonds, checks, contracts and other instruments pertaining to the business and affairs of the Company shall be signed on behalf of the Company by (i) the Chairman; or (ii) when authorized by resolution(s) of the Directors, the General Manager; or (iii) by such other person or persons as may be designated from time to time by the Directors.

5.13    Limitation of Liability; Indemnification of Directors.

        (a)   No Member or Director of this Company shall be personally liable for any debt, obligation or liability of this Company merely by reason of being a Member or Director or both. No Director of this Company shall be personally liable to this Company or its Members for monetary damages for a breach of fiduciary duty by such Director; provided that this provision shall not eliminate or limit the liability of a Director for any of the following: (i) receipt of a financial benefit to which the Director is not entitled; (ii) liability under Section 183.0402 of the Act; (iii) a knowing violation of law; (iv) acts or omissions involving fraud, bad faith, willful misconduct, or gross negligence; or (iv) an act or omission occurring before the date when this provision becomes effective.

        (b)   The Company, its receiver, or its trustee (in the case of its receiver or trustee, to the extent of Company Property) shall indemnify, save and hold harmless, and pay all judgments and claims against each Director or officer or director of such Director relating to any liability or damage incurred by reason of any act performed or omitted to be performed by such Director, officer, or director in connection with the business of the Company, including reasonable attorneys' fees incurred by such Director, officer, or director in connection with the defense of any action based on any such act or omission, which attorneys' fees may be paid as incurred, including all such liabilities under federal and state securities laws as permitted by law.

        (c)   In the event of any action by a Unit Holder against any Director, including a derivative suit, the Company shall indemnify, save harmless, and pay all costs, liabilities, damages and expenses of such Director, including reasonable attorneys' fees incurred in the defense of such action.

        (d)   The Company shall indemnify, save harmless, and pay all expenses, costs, or liabilities of any Director, if for the benefit of the Company and in accordance with this Agreement, such Director makes any deposit or makes any other similar payment or assumes any obligation in connection with any Property proposed to be acquired by the Company and suffers any financial loss as the result of such action.

        (e)   Notwithstanding the foregoing provisions, no Director shall be indemnified by the Company to the extent prohibited or limited (but only to the extent limited) by Section 183.0403(4) of the Act.

        (f)    The Company may purchase and maintain insurance on behalf of any Person in such Person's official capacity against any liability asserted against and incurred by such Person in or arising from that capacity, whether or not the Company would otherwise be required to indemnify the Person against the liability.

5.14    Compensation; Expenses of Directors; Loans.

        (a)   Except as provided to either or both of the Founding Members pursuant to any agreement between the Company and such Founding Member, and except as otherwise approved by or pursuant to an agreement (as to Members) or policy (as to Directors) approved by the Directors, no Member or Director shall receive any salary, fee, or draw for services rendered to or on behalf of the Company merely by virtue of their status as a Member or Director, it being the intention that, irrespective of any personal interest of any of the Directors, the Directors shall have authority to establish reasonable compensation of all Directors for services to the Company as Directors, Officers, or otherwise. Except as otherwise approved by or pursuant to a policy approved by the Directors, no Member or Director shall be reimbursed for any expenses incurred by such Member or Director on behalf of the Company.

        (b)   Notwithstanding the foregoing, by resolution by the Directors, the Directors may be paid as reimbursement therefor, their expenses, if any, of attendance at each meeting of the Directors. In addition, the Directors, by resolution, may approve from time to time, the salaries and other compensation packages of the Officers of the Company.

        (c)   Any Member or Affiliate may, with the consent of the Directors, lend or advance money to the Company. If any Member or Affiliate shall make any loan or loans to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a contribution to the capital of the Company but shall be a debt due from the Company. The amount of any such loan or advance by a lending Member or Affiliate shall be repayable out of the Company's cash and shall bear interest at a rate not in excess of the prime rate established, from time to time, by any major bank selected by the Directors for loans to its most creditworthy commercial borrowers, plus four percent (4%) per annum. If the Directors, or any Affiliate of the Directors, is the lending Member, the rate of interest and the terms and conditions of such loan shall be no less favorable to the Company than if the lender had been an independent third party. None of the Members or their Affiliates shall be obligated to make any loan or advance to the Company.

SECTION 6
ROLE OF MEMBERS

6.1    Rights or Powers.

        Except as otherwise expressly provided for in this Agreement, the Members shall not have any right or power to take part in the management or control of the Company or its business and affairs or to act for or bind the Company in any way.

6.2    Voting Rights.

        (a)   The Class A Members shall have voting rights as defined by the Membership Voting Interest of such Member and in accordance with the provisions of this Agreement.

        (b)   The Class A-1 Members are entitled to vote only upon:

    (i)
    the sale, exchange or other disposition or transfer of at any one time, all or substantially all of the Property, except for a liquidating sale of the Property in connection with the dissolution of the Company or a merger or consolidation of the Company with and into another entity pursuant to Section 5.4(a); and

    (ii)
    a proposed dissolution of the Company pursuant to Section 12.1.

        (c)   On those matters on which the Class A-1 Members are entitled to vote, the Class A-1 Members shall have the voting rights as defined by the Membership Voting Interest of such Members and in accordance with the provisions of this Agreement. Except as provided by law, on any matter upon which the Class A-1 Members are entitled to vote, the Class A-1 Members shall vote together with the Class A Members as a single class, and not as a separate class.

6.3    Procedure for Consent; Member Meetings; Quorum and Proxies.

        (a)   In any circumstances requiring the approval or consent of the Members as specified in this Agreement, such approval or consent shall, except as expressly provided to the contrary in this Agreement, be given or withheld in the sole and absolute discretion of the Members and conveyed in writing to the Directors not later than thirty (30) days after such approval or consent was requested by the Directors. The Directors may require a response within a shorter time, but not less than ten

(10) days. Failure to respond in any such time period shall constitute a vote against the proponent's recommendation with respect to the proposal. If the proponents receive the necessary approval or consent of the Members to such action, the Directors shall be authorized and empowered to implement such action without further authorization by the Members. In addition to requesting approval or consent of the Members in writing, approval or consent of the Members may also be obtained through a special meeting of the Members called by the Directors, to be held at the principal office of the Company or at such other place as shall be designated by the person calling the special meeting. Notice of the special meeting, stating the place, day and hour of the special meeting, shall be given to each Member in accordance with Section 14.1 hereof at least ten (10) days and no more than thirty (30) days before the day on which the special meeting is to be held. Unit Holders representing an aggregate of not less than 25% of the Class A Units may also in writing demand that a special meeting of the Class A Members be called by the Directors.

        (b)   Unless an earlier Member meeting is properly called, the first annual meeting of the Members shall be held within one hundred twenty (120) days after the one year anniversary of the Financial Closing. Thereafter, annual meetings of the Members shall be held within one hundred twenty (120) days after the Fiscal Year end, at such time and place as determined by the Directors upon written notice thereof stating the date, time and place, given not less than fourteen (14) days nor more than sixty (60) days prior to the meeting to every Member entitled to vote at such meeting. A Member may waive the notice of meeting required hereunder by written notice of waiver signed by the Member whether given before, during or after the meeting. Attendance by a Member at a meeting is waiver of notice of that meeting, unless the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and thereafter does not participate in the meeting.

        (c)   The presence (in person or by proxy or mail ballot) of at least thirty percent (30%) of the Membership Voting Interests is required for the transaction of business at any annual or special meeting of the Members. Voting by proxy or by mail ballot shall be permitted on any matter if authorized by the Directors.

        (d)   Subject to Sections 5.1(b) and 5.1(c) concerning the initial terms of the initial Directors and concerning the Fagen Director and ICM Director seats, at each annual meeting of the Members, Directors shall be elected by the affirmative vote of a majority of the Membership Voting Interests represented by the Class A Members entitled to vote at such meeting for staggered terms of three (3) years and until a successor is elected and qualified. Cumulative voting of a Member's Membership Voting Interests for any Director elections is prohibited.

        (e)   Any Director may be removed at any time, with or without cause, at any special meeting of the Members called for such purpose, by the affirmative vote of a majority of all of the Membership Voting Interests held by the Class A Members of the Company. New Directors may be elected by the Class A Members at such special meeting at which the Directors are removed.

6.4    Termination of Membership.

        The membership of a Member in the Company shall terminate upon the occurrence of events described in the Act, including registration and withdrawal. If for any reason the membership of a Member is terminated, the Member whose membership has terminated loses all Membership Voting Interests and shall be considered merely as an assignee of the Membership Economic Interest owned before the termination of membership, having only the rights of an unadmitted Assignee provided for in Section 10.6 hereof.

6.5    Continuation of the Company.

        The Company shall not be dissolved upon the occurrence of any event which is deemed to terminate the continued membership of a Member. The Company's affairs shall not be required to be wound up. The Company shall continue without dissolution.

6.6    No Obligation to Purchase Membership Interest.

        No Member whose membership in the Company terminates, nor any transferee of such Member, shall have any right to demand or receive a return of such terminated Member's Capital Contributions or to require the purchase or redemption of the Member's Membership Interest. The other Members and the Company shall not have any obligation to purchase or redeem the Membership Interest of any such terminated Member or transferee of any such terminated Member.

6.7    Waiver of Dissenters Rights.

        Each Member hereby disclaims, waives and agrees, to the fullest extent permitted by law or the Act, not to assert dissenters' or similar rights under the Act.

6.8    Member's Authority to Sue on behalf of Company.

        An action on behalf of the Company may be brought in the name of the Company by one or more Members only if such action has been approved by the affirmative vote of a majority of all of the Membership Voting Interests held by the Members, except that the Membership Voting Interests held by any Member who has an interest in the outcome of such action that is adverse to the interest of the Company shall be excluded from such vote.

SECTION 7
[RESERVED]

SECTION 8
ACCOUNTING, BOOKS AND RECORDS

8.1    Accounting, Books and Records.

        (a)   The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with GAAP. The books and records shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office all of the following:

    (i)
    A current list of the full name and last known business or residence address of each Member and Assignee set forth in alphabetical order, together with the Capital Contributions, Capital Account and Units of each Member and Assignee;

    (ii)
    The full name and business address of each Director;

    (iii)
    A copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

    (iv)
    Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

    (v)
    A copy of this Agreement and any an all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

    (vi)
    Copies of the financial statements of the Company, if any, for the six most recent Fiscal Years; and

    (vii)
    The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four Fiscal Years.

        (b)   The Company shall use the accrual method of accounting in preparation of its financial reports and for tax purposes and shall keep its books and records accordingly. Any Member or its designated representative has the right to have reasonable access to and inspect and copy the contents of such books or records and shall also have reasonable access during normal business hours to such additional financial information, documents, books and records. The rights granted to a Member pursuant to this Section 8.1 are expressly subject to compliance by such Member with the safety, security and confidentiality procedures and guidelines of the Company, as such procedures and guidelines may be established from time to time.

8.2    Reports.

        (a)    In General.    The chief financial officer of the Company shall be responsible for causing the preparation of financial reports of the Company and the coordination of financial matters of the Company with the Company's accountants.

        (b)    Periodic and Other Reports.    The Company shall cause to be delivered to each Member the financial statements listed in clauses (i) and (ii) below, prepared, in each case (other than with respect to Member's Capital Accounts, which shall be prepared in accordance with this Agreement) in accordance with GAAP consistently applied (and, if required by any Member or its Wholly Owned Affiliates for purposes of reporting under the Securities Exchange Act of 1934, Regulation S-X), and such other reports as any Member may reasonably request from time to time; provided that, if the Directors determine that a request for such other reports is reasonable, then within thirty (30) days thereof such other reports shall be provided at such requesting Member's sole cost and expense. The quarterly financial statements referred to in clause (ii) below may be subject to normal year-end audit adjustments.

    (i)
    As soon as practicable following the end of each Fiscal Year (and in any event not later than ninety (90) days after the end of such Fiscal Year) and at such time as distributions are made to the Unit Holders pursuant to Section 12 hereof following the occurrence of a Dissolution Event, a balance sheet of the Company as of the end of such Fiscal Year and the related statements of operations, Unit Holders' Capital Accounts and changes therein, and cash flows for such Fiscal Year, together with appropriate notes to such financial statements and supporting schedules, all of which shall be audited and certified by the Company's accountants, and in each case, to the extent the Company was in existence, setting forth in comparative form the corresponding figures for the immediately preceding Fiscal Year end (in the case of the balance sheet) and the two (2) immediately preceding Fiscal Years (in the case of the statements).

    (ii)
    As soon as practicable following the end of each of the first three Fiscal Quarters of each Fiscal Year (and in any event not later than sixty (60) days after the end of each such Fiscal Quarter), a balance sheet of the Company as of the end of such Fiscal Quarter and the related statements of operations and cash flows for such Fiscal Quarter and for the Fiscal Year to date, in each case, to the extent the Company was in existence, setting forth in comparative form the corresponding figures for the prior Fiscal Year's Fiscal

      Quarter and the interim period corresponding to the Fiscal Quarter and the interim period just completed.

    (iii)
    The quarterly statements described in clause (ii) above shall be accompanied by a written certification of the chief financial officer of the Company that such statements have been prepared in accordance with GAAP consistently applied or this Agreement, as the case may be.

8.3    Tax Matters.

        (a)    Tax Elections.    The Directors shall, without any further consent of the Unit Holders being required (except as specifically required herein), make any and all elections for federal, state, local, and foreign tax purposes including, without limitation, any election, if permitted by applicable law: (i) to make the election provided for in Code Section 6231(a)(1)(B)(ii) or take any other action necessary to cause the provisions of Code Sections 6221 through 6231 to apply to the Company; (ii) to adjust the basis of Property pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state, local or foreign law, in connection with Transfers of Units and Company distributions; (iii) with the consent of all of the Members, to extend the statute of limitations for assessment of tax deficiencies against the Members with respect to adjustments to the Company's federal, state, local or foreign tax returns; and (iv) to the extent provided in Code Sections 6221 through 6231 and similar provisions of federal, state, local, or foreign law, to represent the Company and the Unit Holders before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company or the Unit Holders in their capacities as Unit Holders, and to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Unit Holders with respect to such tax matters or otherwise affect the rights of the Company and the Unit Holders. John Malchine is specifically authorized to act as the "Tax Matters Member" under the Code and in any similar capacity under state or local law; provided, however, that the Directors shall have the authority to designate, remove and replace the Tax Matters Member who shall act as the tax matters partner within the meaning of and pursuant to Regulations Sections 301.6231(a)(7)-1 and -2 or any similar provision under state or local law.

        (b)    Tax Information.    Necessary tax information shall be delivered to each Unit Holder as soon as practicable after the end of each Fiscal Year of the Company but not later than three (3) months after the end of each Fiscal Year.

8.4    Delivery to Members and Inspection.

        (a)   Upon the request of any Member for purposes reasonably related to the interest of that Person as a Member, the Directors shall promptly deliver to the requesting Member, at the expense of the requesting Member, a copy of the information required to be maintained under Sections 8.1(a)(i), (ii), (iii) and (iv), a copy of this Agreement and all amendments hereto.

        (b)   Each Member has the right, upon reasonable request for purposes reasonably related to the interest of the Person as a Member and for proper purposes, to:

    (i)
    inspect and copy during normal business hours any of the Company records described in Sections 8.1(a)(i) through (vii); and

    (ii)
    obtain from the Directors, promptly after their becoming available, a copy of the Company's federal, state, and local income tax or information returns for each Fiscal Year.

        (c)   Each Assignee shall have the right to information regarding the Company only to the extent required by the Act.

SECTION 9
AMENDMENTS

9.1    Amendments.    This Agreement may not be modified or amended except upon the affirmative vote of two-thirds of the Directors then serving or upon the affirmative vote of a majority of the Membership Voting Interests of the Class A Members, provided that any amendment that would modify the limited liability of the Members and any amendment to Sections 4.1, 5.4(a) or 12.1(a)(i) shall require the approval of a majority of the Membership Voting Interests of the Class A Members.

SECTION 10
TRANSFERS

10.1    Restrictions on Transfers.

        Except as otherwise permitted by this Agreement, no Member shall Transfer all or any portion of its Units. In the event that any Member pledges or otherwise encumbers all or any part of its Units as security for the payment of a Debt, any such pledge or hypothecation shall be made pursuant to a pledge or hypothecation agreement that requires the pledgee or secured party to be bound by all of the terms and conditions of this Section 10. In the event such pledgee or secured party becomes the Unit Holder hereunder pursuant to the exercise of such party's rights under such pledge or hypothecation agreement, such pledgee or secured party shall be bound by all terms and conditions of this Operating Agreement and all other agreements governing the rights and obligations of Unit Holders. In such case, such pledgee or secured party, and any transferee or purchaser of the Units held by such pledgee or secured party, shall not have any Membership Voting Interest attached to such Units unless and until the Directors have approved in writing and admitted as a Member hereunder, such pledgee, secured party, transferee or purchaser of such Units.

10.2    Permitted Transfers.

        (a)   Subject to continuing compliance with the Class A Minimum and the Class A Unit Concentration Limit set forth in Section 2.2 of this Agreement, and subject to the conditions and restrictions set forth in this Section 10, a Class A Member may (a) at any time Transfer all or any portion of its Units (i) to the transferor's administrator or trustee to whom such Units are transferred involuntarily by operation of law, or (ii) without consideration to or in trust for descendants of a Member; and (b) at any time following the date on which substantial operations of the Facilities commences, Transfer all or any portion of its Units (i) to any Person approved by a majority of the Directors in writing, or (ii) to any other Member or Affiliate of another Member, or (iii) to any Affiliate of the transferor. Any such Transfer set forth in this Section 10.2(a) and meeting the conditions set forth in Section 10.3 below is referred to in this Agreement as a "Permitted Class A Transfer".

        (b)   Subject to continuing compliance with the Class A-1 Minimum set forth in Section 2.2 of this Agreement, and subject to the conditions and restrictions set forth in Section 10.4, a Class A-1 Member may at any time Transfer all or any portion of its Class A-1 Units to any Person. Any such Transfer set forth in this Section 10.2(b) and meeting the conditions set forth in Section 10.4 below is referred to in this Agreement as a "Permitted Class A-1 Transfer."

10.3    Conditions to Permitted Class A Transfers.

        A Transfer shall not be treated as a Permitted Class A Transfer under Section 10.2 hereof unless and until the Directors have approved such Transfer as set forth in Section 10.2 and the following conditions are satisfied:

        (a)   Except in the case of a Transfer involuntarily by operation of law, the transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such Transfer. In the case of a Transfer of Class A Units involuntarily by operation of law, the Transfer shall be confirmed by presentation to the Company of legal evidence of such Transfer, in form and substance satisfactory to counsel to the Company. In all cases, the Company shall be reimbursed by the transferor and/or transferee for all costs and expenses that it reasonably incurs in connection with such Transfer.

        (b)   The transferor and transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Class A Units transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Class A Units until it has received such information.

        (c)   Except in the case of a Transfer of any Class A Units involuntarily by operation of law, either (a) such Class A Units shall be registered under the Securities Act, and any applicable state securities laws, or (b) the transferor shall provide an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Directors, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

        (d)   Except in the case of a Transfer of Class A Units involuntarily by operation of law, the transferor shall provide an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Directors, to the effect that such Transfer will not cause the Company to be deemed to be an "investment company" under the Investment Company Act of 1940.

        (e)   Unless otherwise approved by the Directors and a 75% of the Membership Voting Interests of the Class A Members, no Transfer of Class A Units shall be made except upon terms which would not, in the opinion of counsel chosen by and mutually acceptable to the Directors and the transferor Member, result in the termination of the Company within the meaning of Section 708 of the Code or cause the application of the rules of Sections 168(g)(1)(B) and 168(h) of the Code or similar rules to apply to the Company. If the immediate Transfer of such Class A Unit would, in the opinion of such counsel, cause a termination within the meaning of Section 708 of the Code, then if, in the opinion of such counsel, the following action would not precipitate such termination, the transferor Member shall be entitled (or required, as the case may be) (i) immediately to Transfer only that portion of its Class A Units as may, in the opinion of such counsel, be transferred without causing such a termination and (ii) to enter into an agreement to Transfer the remainder of its Class A Units, in one or more Transfers, at the earliest date or dates on which such Transfer or Transfers may be effected without causing such termination. The purchase price for the Class A Units shall be allocated between the immediate Transfer and the deferred Transfer or Transfers pro rata on the basis of the percentage of the aggregate Class A Units being transferred, each portion to be payable when the respective Transfer is consummated, unless otherwise agreed by the parties to the Transfer. In the case of a Transfer by one Member to another Member, the deferred purchase price shall be deposited in an interest-bearing escrow account unless another method of securing the payment thereof is agreed upon by the transferor Member and the transferee Member(s). In determining whether a particular proposed Transfer will result in a termination of the Company, counsel to the Company shall take into account the existence of prior written commitments to Transfer made pursuant to this Agreement and such commitments shall always be given precedence over subsequent proposed Transfers.

        (f)    No notice or request initiating the procedures contemplated by Section 10.3 may be given by any Member after a Dissolution Event has occurred. No Member may sell all or any portion of its Class A Units after a Dissolution Event has occurred.

        (g)   No Person shall Transfer any Class A Unit if, in the determination of the Directors, such Transfer would cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704(b) of the Code.

        (h)   The transfer will not result in the number of Class A Unit Holders of record equaling three hundred (300) or more or such other number as required to maintain the suspension of the Company's duty to file reports pursuant to Rule 12h-3 of the Securities Exchange Act of 1934, as amended.

        (i)    The Directors shall have the authority to waive any legal opinion or other condition required in this Section 10.3 other than the Class A Member approval requirement set forth in Section 10.3(e).

10.4    Conditions To Permitted Class A-1 Transfers.

        A Transfer shall not be treated as a Permitted Class A-1 Transfer under Section 10.2(b) hereof unless and until the following conditions are satisfied:

        (a)   The transferor and transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Class A-1 Units transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Units until it has received such information.

        (b)   Unless otherwise approved by the Directors and 75% of the Membership Voting Interests of the Class A Members, no Transfer of Class A-1 Units shall be made except upon terms which would not, in the opinion of counsel chosen by and mutually acceptable to the Directors and the transferor Member, result in the termination of the Company within the meaning of Section 708 of the Code or cause the application of the rules of Sections 168(g)(1)(B) and 168(h) of the Code or similar rules to apply to the Company. If the immediate Transfer of such Class A-1 Unit would, in the opinion of such counsel, cause a termination within the meaning of Section 708 of the Code, then if, in the opinion of such counsel, the following action would not precipitate such termination, the transferor Member shall be entitled (or required, as the case may be) (i) immediately to Transfer only that portion of its Class A-1 Units as may, in the opinion of such counsel, be transferred without causing such a termination and (ii) to enter into an agreement to Transfer the remainder of its Class A-1 Units, in one or more Transfers, at the earliest date or dates on which such Transfer or Transfers may be effected without causing such termination. The purchase price for the Class A-1 Units shall be allocated between the immediate Transfer and the deferred Transfer or Transfers pro rata on the basis of the percentage of the aggregate Class A-1 Units being transferred, each portion to be payable when the respective Transfer is consummated, unless otherwise agreed by the parties to the Transfer. In the case of a Transfer by one Member to another Member, the deferred purchase price shall be deposited in an interest-bearing escrow account unless another method of securing the payment thereof is agreed upon by the transferor Member and the transferee Member(s). In determining whether a particular proposed Transfer will result in a termination of the Company, counsel to the Company shall take into account the existence of prior written commitments to Transfer made pursuant to this Agreement and such commitments shall always be given precedence over subsequent proposed Transfers.

        (c)   No notice or request initiating the procedures contemplated by Section 10.4 may be given by any Member after a Dissolution Event has occurred. No Member may sell all or any portion of its Class A-1 Units after a Dissolution Event has occurred.

        (d)   No Person shall Transfer any Class A-1 Unit if, in the determination of the Directors, such Transfer would cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704(b) of the Code.

        (e)   Director approval is not required for a Permitted Class A-1 Transfer. However, the Directors may disallow a Transfer of Class A-1 Units, if, in their sole discretion, they believe that as a result of the Transfer the Class A-1 Units would be held by 500 or more Class A-1 Unit Holders of record, or such other number that would otherwise require that the Company register the Class A-1 Units with the Securities and Exchange Commission.

        (f)    The Directors have the authority to waive any condition required in this Section 10.4 other than the member approval requirement set forth in Section 10.4(b).

10.5    Prohibited Transfers.

        (a)   Any purported Transfer of Units that is not a Permitted Transfer shall be null and void and of no force or effect whatever; provided that, if the Company is required to recognize a Transfer that is not a Permitted Transfer (or if the Directors, in their sole discretion, elect to recognize a Transfer that is not a Permitted Transfer), the Units Transferred shall be strictly limited to the transferor's Membership Economic Interests as provided by this Agreement with respect to the transferred Units, which Membership Economic Interests may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Interest may have to the Company.

        (b)   In the case of a Transfer or attempted Transfer of Units that is not a Permitted Transfer, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Company and the other Members from all cost, liability, and damage that any of such indemnified Members may incur (including, without limitation, incremental tax liabilities, lawyers' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

10.6    Rights of Unadmitted Assignees.

        A Person who acquires Units but who is not admitted as a substituted Member pursuant to Section 10.7 hereof shall be entitled only to the Membership Economic Interests with respect to such Units in accordance with this Agreement, and shall not be entitled to the Membership Voting Interest with respect to such Units. In addition, such Person shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights of a Member under the Act or this Agreement.

10.7    Admission of Substituted Members.

        As to Permitted Transfers, a transferee of Units shall be admitted as a substitute Member provided that such transferee has complied with the following provisions:

        (a)   The transferee of Units (other than, with respect to clause (i) below, a transferee that was a Member prior to the Transfer) shall, by written instrument in form and substance reasonably satisfactory to the Directors (and, in the case of clause (ii) below, the transferor Member), (i) accept and adopt the terms and provisions of this Agreement, including this Section 10, and (ii) assume the obligations of the transferor Member under this Agreement with respect to the transferred Units. The transferor Member shall be released from all such assumed obligations except (x) those obligations or liabilities of the transferor Member arising out of a breach of this Agreement, (y) in the case of a Transfer to any Person other than a Member or any of its Affiliates, those obligations or liabilities of the transferor Member based on events occurring, arising or maturing prior to the date of Transfer, and (z) in the case of a Transfer to any of its Affiliates, any Capital Contribution or other financing obligation of the transferor Member under this Agreement;

        (b)   The transferee pays or reimburses the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the transferee as a Member with respect to the Transferred Units; and

        (c)   Except in the case of a Transfer involuntarily by operation of law, if required by the Directors, the transferee (other than a transferee that was a Member prior to the Transfer) shall deliver to the Company evidence of the authority of such Person to become a Member and to be bound by all of the terms and conditions of this Agreement, and the transferee and transferor shall each execute and deliver such other instruments as the Directors reasonably deem necessary or appropriate to effect, and as a condition to, such Transfer, including amendments to the Articles or any other instrument filed with the State of Wisconsin or any other state or governmental authority.

10.8    Representations Regarding Transfers; Legend.

        (a)   Each Member hereby covenants and agrees with the Company for the benefit of the Company and all Members, that (i) it is not currently making a market in Units and will not in the future make a market in Units, (ii) it will not Transfer its Units on an established securities market, a secondary market (or the substantial equivalent thereof) within the meaning of Code Section 7704(b) (and any Regulations, proposed Regulations, revenue rulings, or other official pronouncements of the Internal Revenue Service or Treasury Department that may be promulgated or published thereunder), and (iii) in the event such Regulations, revenue rulings, or other pronouncements treat any or all arrangements which facilitate the selling of Company interests and which are commonly referred to as "matching services" as being a secondary market or substantial equivalent thereof, it will not Transfer any Units through a matching service that is not approved in advance by the Company. Each Member further agrees that it will not Transfer any Units to any Person unless such Person agrees to be bound by this Section 10.8(a) and to Transfer such Units only to Persons who agree to be similarly bound.

        (b)   Each Member hereby represents and warrants to the Company and the Members that such Member's acquisition of Units hereunder is made as principal for such Member's own account and not for resale or distribution of such Units. Each Member further hereby agrees that the following legend, as the same may be amended by the Directors in their sole discretion, may be placed upon any counterpart of this Agreement, the Articles, or any other document or instrument evidencing ownership of Units:

    The transferability of the Company Units represented by this document is restricted. Such Units may not be sold, assigned, or transferred, nor will any assignee, vendee, transferee, or endorsee thereof be recognized as having acquired any such Units for any purposes, unless and to the extent such sale, transfer, hypothecation, or assignment is permitted by, and is completed in strict accordance with, the terms and conditions set forth in the Operating Agreement and agreed to by each Member. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, OFFERED FOR SALE, OR TRANSFERRED IN THE ABSENCE OF EITHER AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND UNDER APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND UNDER APPLICABLE STATE SECURITIES LAWS.

10.9    Distributions and Allocations in Respect of Transferred Units.

        If any Units are Transferred during any Fiscal Year in compliance with the provisions of this Section 10, Profits, Losses, each item thereof, and all other items attributable to the Transferred Units for such Fiscal Year shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Directors. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer, provided that, if the Company is given notice of a Transfer at least ten (10) Business Days prior to the Transfer, the Company shall recognize such Transfer as of the date of such Transfer, and provided further that if the Company does not receive a notice stating the date such Units were transferred and such other information as the Directors may reasonably require within thirty (30) days after the end of the Fiscal Year during which the Transfer occurs, then all such items shall be allocated, and all distributions shall be made, to the Person who, according to the books and records of the Company, was the owner of the Units on the last day of such Fiscal Year. Neither the Company nor any Member shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 10.9, whether or not the Directors or the Company has knowledge of any Transfer of ownership of any Units.

SECTION 11
[RESERVED]

SECTION 12
DISSOLUTION AND WINDING UP

12.1    Dissolution Events.

        (a)   Dissolution. The Company shall dissolve and shall commence winding up and liquidating upon the first to occur of any of the following (each a "Dissolution Event"):

    (i)
    The affirmative vote of a 75% majority in interest of the Members; to dissolve, wind up, and liquidate the Company; or

    (ii)
    The entry of a decree of judicial dissolution pursuant to the Act.

        (b)   The Members hereby agree that, notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Dissolution Event.

12.2    Winding Up.

        Upon the occurrence of a Dissolution Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members, and no Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs, provided that all covenants contained in this Agreement and obligations provided for in this Agreement shall continue to be fully binding upon the Members until such time as the Property has been distributed pursuant to this Section 12.2 and the Articles have been canceled pursuant to the Act. The Liquidator shall be responsible for overseeing the prompt and orderly winding up and dissolution of the Company. The Liquidator shall take full account of the Company's liabilities and Property and shall cause the Property or the proceeds from the sale thereof (as determined pursuant to Section 12.9 hereof), to the extent sufficient therefor, to be applied and distributed, to the maximum extent permitted by law, in the following order:

        (a)   First, to creditors (including Members and Directors who are creditors, to the extent otherwise permitted by law) in satisfaction of all of the Company's Debts and other liabilities (whether by payment or the making of reasonable provision for payment thereof), other than liabilities for which reasonable provision for payment has been made; and

        (b)   Second, except as provided in this Agreement, to Members in satisfaction of liabilities for distributions pursuant to the Act;

        (c)   Third, the balance, if any, to the Unit Holders in accordance with the positive balance in their Capital Accounts calculated after making the required adjustment set forth in clause (ii)(D) of the definition of Gross Asset Value in Section 1.11 of this Agreement, after giving effect to all contributions, distributions and allocations for all periods.

12.3    Compliance With Certain Requirements of Regulations; Deficit Capital Accounts.

        In the event the Company is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), (a) distributions shall be made pursuant to this Section 12 to the Unit Holders who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2). If any Unit Holder has a deficit balance in his Capital Account (after giving effect to all contributions, distributions and allocations for all Fiscal Years, including the Fiscal Year during which such liquidation occurs), such Unit Holder shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever. In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made to the Unit Holders pursuant to this Section 12 may be:

        (a)   Distributed to a trust established for the benefit of the Unit Holders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Unit Holders from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Unit Holders pursuant to Section 12.2 hereof; or

        (b)   Withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided that such withheld amounts shall be distributed to the Unit Holders as soon as practicable.

12.4    Deemed Distribution and Recontribution.

        Notwithstanding any other provision of this Section 12, in the event the Company is liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) but no Dissolution Event has occurred, the Property shall not be liquidated, the Company's Debts and other liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, solely for federal income tax purposes, the Company shall be deemed to have contributed all of its Property and liabilities to a new limited liability company in exchange for an interest in such new company, and immediately thereafter, the Company will be deemed to liquidate by distributing such interest in the new company to the Unit Holders.

12.5    Rights of Unit Holders.

        Except as otherwise provided in this Agreement, each Unit Holder shall look solely to the Property of the Company for the return of its Capital Contribution and has no right or power to demand or receive Property other than cash from the Company. If the assets of the Company remaining after payment or discharge of the debts or liabilities of the Company are insufficient to return such Capital Contribution, the Unit Holders shall have no recourse against the Company or any other Unit Holder or Directors.

12.6    Notice of Dissolution/Termination.

        (a)   In the event a Dissolution Event occurs or an event occurs that would, but for provisions of Section 12.1, result in a dissolution of the Company, the Directors(s) shall, within thirty (30) days thereafter, provide written notice thereof to each of the Unit Holders and to all other parties with whom the Company regularly conducts business (as determined in the discretion of the Directors(s)) and shall publish notice thereof in a newspaper of general circulation in each place in which the Company regularly conducts business (as determined in the discretion of the Directors(s)).

        (b)   Upon completion of the distribution of the Company's Property as provided in this Section 12, the Company shall be terminated, and the Liquidator shall cause the filing of the Certificate of Dissolution in accordance with the Act and shall take all such other actions as may be necessary to terminate the Company.

12.7    Allocations During Period of Liquidation.

        During the period commencing on the first day of the Fiscal Year during which a Dissolution Event occurs and ending on the date on which all of the assets of the Company have been distributed to the Unit Holders pursuant to Section 12.2 hereof (the "Liquidation Period"), the Unit Holders shall continue to share Profits, Losses, gain, loss and other items of Company income, gain, loss or deduction in the manner provided in Section 3 hereof.

12.8    Character of Liquidating Distributions.

        All payments made in liquidation of the interest of a Unit Holder in the Company shall be made in exchange for the interest of such Unit Holder in Property pursuant to Section 736(b)(1) of the Code, including the interest of such Unit Holder in Company goodwill.

12.9    The Liquidator.

        (a)   Definition. The "Liquidator" shall mean a Person appointed by the Directors(s) to oversee the liquidation of the Company. Upon the consent of a majority in interest of the Class A Members, the Liquidator may be the Directors.

        (b)   Fees. The Company is authorized to pay a reasonable fee to the Liquidator for its services performed pursuant to this Section 12 and to reimburse the Liquidator for its reasonable costs and expenses incurred in performing those services.

        (c)   Indemnification. The Company shall indemnify, save harmless, and pay all judgments and claims against such Liquidator or any officers, directors, agents or employees of the Liquidator relating to any liability or damage incurred by reason of any act performed or omitted to be performed by the Liquidator, or any officers, directors, agents or employees of the Liquidator in connection with the liquidation of the Company, including reasonable attorneys' fees incurred by the Liquidator, officer, director, agent or employee in connection with the defense of any action based on any such act or omission, which attorneys' fees may be paid as incurred, except to the extent such liability or damage is caused by the fraud, intentional misconduct of, or a knowing violation of the laws by the Liquidator which was material to the cause of action.

12.10    Form of Liquidating Distributions.

        For purposes of making distributions required by Section 12.2 hereof, the Liquidator may determine whether to distribute all or any portion of the Property in-kind or to sell all or any portion of the Property and distribute the proceeds therefrom.

SECTION 13
[RESERVED]

SECTION 14
MISCELLANEOUS

14.1    Notices.

        Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be deemed to have been delivered, given, and received for all purposes (i) if delivered personally to the Person or to an officer of the Person to whom the same is directed, or (ii) when the same is actually received, if sent either by registered or certified mail, postage and charges prepaid, or by facsimile, if such facsimile is followed by a hard copy of the facsimile communication sent promptly thereafter by registered or certified mail, postage and charges prepaid, addressed as follows, or to such other address as such Person may from time to time specify by notice to the Members and the Directors:

        (a)   If to the Company, to the address determined pursuant to Section 1.4 hereof;

        (b)   If to the Directors, to the address set forth on record with the company;

        (c)   If to a Member, to the address set forth in Section 2.1 hereof.

14.2    Binding Effect.

        Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective successors, transferees, and assigns.

14.3    Construction.

        Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

14.4    Time.

        In computing any period of time pursuant to this Agreement, the day of the act, event or default from which the designated period of time begins to run shall not be included, but the time shall begin to run on the next succeeding day. The last day of the period so computed shall be included, unless it is a Saturday, Sunday or legal holiday, in which event the period shall run until the end of the next day which is not a Saturday, Sunday or legal holiday.

14.5    Headings.

        Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

14.6    Severability.

        Except as otherwise provided in the succeeding sentence, every provision of this Agreement is intended to be severable, and, if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement. The preceding sentence of this Section 14.6 shall be of no force or effect if the consequence of enforcing the remainder of this Agreement without such illegal or invalid term or provision would be to cause any Member to lose the material benefit of its economic bargain.

14.7    Incorporation by Reference.

        Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is not incorporated in this Agreement by reference unless this Agreement expressly otherwise provides.

14.8    Variation of Terms.

        All terms and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons may require.

14.9    Governing Law.

        The laws of the State of Wisconsin shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties arising hereunder.

14.10    Waiver of Jury Trial.

        Each of the Members irrevocably waives to the extent permitted by law, all rights to trial by jury and all rights to immunity by sovereignty or otherwise in any action, proceeding or counterclaim arising out of or relating to this Agreement.

14.11    Counterpart Execution.

        This Agreement may be executed in any number of counterparts with the same effect as if all of the Members had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

14.12    Specific Performance.

        Each Member agrees with the other Members that the other Members would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, it is agreed that, in addition to any other remedy to which the nonbreaching Members may be entitled, at law or in equity, the nonbreaching Members shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction thereof.

        [The Remainder of This Page is Intentionally Left Blank]

        IN WITNESS WHEREOF, the parties have executed and entered into this Third Amended and Restated Operating Agreement of the Company as of the day first above set forth.

COMPANY:
BADGER STATE ETHANOL, LLC
By:
Its:

Exhibit B

Comparison of Member Units

	Class A Member Units	Class A-1 Member Units
Voting Rights	Holders of Class A Member Units are entitled to vote on all matters that require the consent of the Company's members, including for the election of directors. (Section 6.2(a))	Holders of Class A-1 Member Units will not have any voting rights, except with respect to proposals relating to the consolidation, merger or dissolution of the Company. (Section 6.2(b))
Transferability
The transfer of the Class A Member Units is restricted. Class A Member Units may not be transferred, except for:

•  Transfers to any member or any affiliate of either another member or of the transferring member (Section 10.2(a)); or

•  Transfers approved by a majority of the Company's board of directors. (Section 10.3)

The board was expressly given authority to disallow a transfer of Class A Member Units if the transfer would result in 300 or more Class A unit holders of record or such other number as required to maintain the suspension of the Company's duties to file reports with the SEC. (Section 10.3(h))
Class A-1 Member Units may be transferred without approval of a majority of the Company's board of directors, except in two limited circumstances:

•  The board believes that a transfer would result in the Class A-1 member units being held by 500 or more record holders or another number that would otherwise result in the Company's obligation to register the Class A-1 Member Units under Section 12(g) of the Act (Section 10.4(e)); or

• The transfer would change certain tax treatment of the Company. (Section 10.4(b))
Concentration Limit	Holders are subject to a "Class A concentration limit," which restricts holders to the acquisition of 2,000 Class A Member Units. (Section 2.2)	There is no limit on the number of Class A-1 Member Units that may be purchased and held by any holder of record of Class A-1 Member Units.
Minimum Ownership Requirements	Holders of Class A Member Units must hold at least 10 Class A Member Units. (Section 2.2)
Holders of Class A-1 Member Units must hold at least 5 Class A-1 Member Units, except that persons receiving fewer than 5 Class A-1 Member Units in the reclassification may continue to hold those units without violating the minimum ownership requirement. (Section 2.2)

Director Nominations	Holders of Class A Member Units may make nominations for director positions. (Section 5.1(e))	Holders of Class A-1 Member Units are not entitled to make director nominations.
Removal of Directors	Holders of Class A Member Units may remove directors, with or without cause. (Section 6.3(e))	Holders of Class A-1 Member Units may not remove directors.
Calling Special Meetings	Holders of 25% or more of the Class A Units may demand a special meeting of the members. (Section 6.3(a))	Holders of Class A-1 Member Units do not have rights to demand a special meeting of members.
Amendments to the Operating Agreement	Holders of Class A Member Units may amend the Company's operating agreement. (Section 9.1)	Holders of Class A-1 Member Units do not have amendment rights.
Sharing of Profits and Losses	Holders of both the Class A Member Units and the Class A-1 Member Units are entitled to share in the profits and losses of the Company on a pro rata basis. (Section 3)	Holders of both the Class A Member Units and the Class A-1 Member Units are entitled to share in the profits and losses of the Company on a pro rata basis. (Section 3)
Distributions
Holders of both Class A Member Units and Class A-1 Members are entitled to receive distributions on a pro rata basis of Company cash and property as and when declared by the Company's board of directors. (Section 4)
Holders of both Class A Member Units and Class A-1 Member Units are entitled to receive distributions on a pro rata basis of Company cash and property as and when declared by the Company's board of directors. (Section 4)
Dissolution	Holders of both Class A Member Units and Class A-1 Member Units are entitled to participate pro rata in the distribution of assets upon the Company's dissolution. (Section 12.2(c))	Holders of both Class A Member Units and Class A-1 Member Units are entitled to participate pro rata in the distribution of assets upon the Company's dissolution. (Section 12.2(c))
Information Rights
Holders of both Class A Member Units and Class A-1 Members Units are entitled to receive financial reports and to access and copy certain information concerning the Company's business. (Sections 8.2 and 8.4)
Holders of both Class A Member Units and Class A-1 Member Units are entitled to receive financial reports and to access and copy certain information concerning the Company's business. (Sections 8.2 and 8.4)

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BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP 333 WEST WACKER DRIVE, SUITE 2700 CHICAGO, ILLINOIS 60606
BADGER STATE ETHANOL, LLC 820 West 17th Street Monroe, Wisconsin 53566 (608) 329-3900 May 26, 2006
Exhibit A
TABLE OF CONTENTS
THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF BADGER STATE ETHANOL, LLC
SECTION 4 DISTRIBUTIONS
Exhibit B
Comparison of Member Units